UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

REPORT OF THE INDEPENDENT AUDITORS ON
THEIR SPECIAL REVIEW OF THE QUARTERLY REPORT –
ITR COVERING THE PERIODS ENDED ON
MARCH 31, 2008 AND 2007

BDO Trevisan Auditores Independentes Rua 7 de Setembro, 71 15º e 21º andares - Centro Rio de Janeiro - RJ - Brasil 20050-005 Tel.: +55 (21) 3534-7500 Fax.: +55 (21) 2221-1395 www.bdotrevisan.com.br

REPORT ON THE SPECIAL REVIEW

To the management and shareholders
Tele Norte Leste Participações S.A.

1          We have conducted a special review of the quarterly report (ITR) issued by Tele Norte Leste Participações S.A. (parent company and consolidated) for the quarter ended on March 31, 2008, comprising the balance sheet, statement of income and performance report, all prepared in accordance with the accounting practices adopted in Brazil, under the responsibility of the company’s management. Our responsibility is to issue a report on these financial statements, without expressing an opinion. The review of the accounting information for the quarter ended on March 31, 2008, regarding the indirect subsidiaries TNL PCS S.A. ("Oi") and Companhia AIX de Participações, utilized for the purpose of consolidating the accounts, as described in note 15, was carried out under the responsibility of other independent auditors. Any reference in our report to amounts relating to these indirect subsidiaries is exclusively based on the reports of those independent auditors.

2          Our review was conducted in accordance with the specific standards set down by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), and mainly consisted of: (a) inquiries and discussion with the administrators responsible for the company’s accounting, financial and operational areas, as to the principal criteria adopted in the preparation of the quarterly report; and (b) reviewing the information and subsequent events that have or could come to have a material effect on the company’s financial position and operations.

3          Based on our special review and on the reports issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material changes that should be made to the quarterly report, also referred to in paragraph 1, in order for it to be in accordance with the regulations issued by the CVM (Brazilian Securities Commission) that are specifically applicable to the preparation of quarterly reports, including CVM Instruction No. 469/08.

4          As mentioned in note 2 (b), on December 28, 2007 Law No. 11,638 took effect beginning January 1, 2008. This law modified, revoked and introduced new provisions into Law No. 6,404/76 (Brazilian Corporate Law), causing changes in Brazilian accounting practices. Although the Law has already come into effect, some of the changes that it introduced require the enactment of specific regulations by regulatory agencies before it can be fully applied by companies. Therefore, the CVM set forth on Instruction No. 469/08 that during this transition companies are not obliged to apply all provisions of Law No. 11,638/07 to prepare the Quarterly Information. Therefore, the accounting information included in the Quarterly Information – ITR for the quarter ended March 31, 2008 has been prepared in accordance with the CVM’s specific instructions, and does not include all changes in accounting practices introduced by Law No. 11,638/07.

5          The quarterly information for the quarter ended March 31, 2008 is being restated to disclose the effect of the CVM Instruction No. 469 of May 2, 2008, which rules the application of Law No. 11,638 of December 28, 2007, according to note 2 (b).

6          The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, April 30, 2008, except for the matter mentioned in paragraph 5, dated May 14, 2008.

José Luiz de Souza Gurgel
Partner-accountant
CRC RJ – 087339/O-4
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Report                                                                                                                      Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY                                     Base Date – 03/31/2008

01.01- IDENTIFICATION

1 - CVM CODE 01765-5	2 - COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S.A.	3 - CNPJ 02.558.134/0001-58
4 – NIRE 3330026253-9

01.02 – HEAD OFFICE

1 – ADDRESS Rua Humberto de Campos 425 - 8th floor			2 – DISTRICT Leblon
3 - POST CODE 22430-190	4 - TOWN OR CITY Rio de Janeiro			5 – STATE RJ
6 - AREA CODE 021	7 - TELEPHONE 3131-1208	8 - TELEPHONE. 3131-1110	9 - TELEPHONE 3131-1315	10 – TELEX
11 – AREA CODE 021	12 - FAX 3131-1144	13 - FAX 3131-1155	14 - FAX
15 - E-MAIL invest@oi.net.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (company address for correspondence)

1 – NAME José Luís Magalhães Salazar			2 – ADDRESS Rua Humberto de Campos 425 - 8thº floor
3 – DISTRICT Leblon	4 - POST CODE 22430-190		5 - TOWN OR CITY Rio de Janeiro	6 - STATE RJ
7 – AREA CODE 021	8 - TELEPHONE 3131-1123	9 - TELEPHONE	10 - TELEPHONE	11 - AREA CODE 021	12 - FAX 3131-1155
13 - E-MAIL jls@oi.net.br

01.04 - AUDITING REFERENCES

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2007	12/31/2008
9 – NAME OF AUDITORS BDO Trevisan Auditores Independentes					10 - CVM CODE 210-0
11 - NAME OF INDIVIDUAL RESPONSIBLE José Luiz de Souza Gurgel					12 - CPF OF INDIVIDUAL RESPONSIBLE 918.587.207-53

01.05 - CAPITAL STRUCTURE

Number of Shares (thousand)	1 - Current quarter to 03/31/2008	2 - Previous quarter to 12/31/2007	2 - Equal period last year to 03/31/2007
Paid-in Capital
1 – Common	130,612	130,612	130,612
2 – Preferred	261,223	261,223	261,223
3 – Total	391,835	391,835	391,835
Treasury Stock
4 – Common	3,238	3,238	3,238
5 – Preferred	6,475	6,475	6,475
6 – Total	9,713	9,713	9,713

01.06 - CORPORATE PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others	2 - SITUATION Operational	3 - NATURE OF SHAREHOLDER CONTROL Brazilian holding company	4 - CODE / ACTIVITY 1130 - Telecommunications
5 - MAIN ACTIVITY Telecoms services	6 - TYPE OF CONSOLIDATION Total	7 - IYPE OF AUDITORS REPORT Without proviso

01.07   - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 - COMPANY NAME

01.08   - DIVIDENDS AND/OR IOC APPROVED AND/OR PAID OUT DURING AND/OR AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVED	4 - DIVIDENDS / IOC	5 - PAYMENT INITIATED	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
1.	AGM	04/04/2008	IOC	04/15/2008	Common	1.3225
2.	AGM	04/04/2008	IOC	04/15/2008	Preferred	1.3225
3.	AGM	04/04/2008	Dividends	04/15/2008	Common	0.2098
4.	AGM	04/04/2008	Dividends	04/15/2008	Preferred	0.2098

01.09 - SUBSCRIBED CAPITAL AND CHANGES WITHIN CURRENT FINANCIAL YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (thousand reais)	4 - CHANGE (thousand reais)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - ISSUE PRICE (reais)

01.10 - DIRECTOR OF INVESTOR RELATIONS

1 – DATE	2 - SIGNATURE

02.01 - BALANCE SHEET ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ITEM	3 - 03/31/2008	4 - 12/31/2007

1	TOTAL ASSETS	14,038,244	13,566,819
1.01	CURRENT ASSETS	1,762,732	1,800,205
1.01.01	CASH & EQUIVALENT	617,442	601,025
1.01.02	CREDITS	0	0
1.01.03	OTHER	1,145,290	1,199,180
1.01.03.01	DEFERRED / RECOVERABLE TAXES	324,127	377,093
1.01.03.02	RELATED PARTY CREDITS	803,361	802,037
1.01.03.02.01	DIVIDENDS & INTEREST ON CAPITAL	803,361	802,037
1.01.03.03	PREPAID EXPENSES	12,342	11,551
1.01.03.04	OTHER ASSETS	5,460	8,499
1.02	NON-CURRENT ASSETS	12,275,512	11,766,614
1.02.01	LONG TERM ASSETS	297,976	446,210
1.02.01.01	SUNDRY CREDITS	228,930	218,841
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	228,930	218,841
1.02.01.01.02	CREDITS RECEIVBLE	0	0
1.02.01.02	RELATED PARTY CREDITS	36	163,263
1.02.01.02.01	SUBSIDIARIES	36	163,263
1.02.01.03	OTHER	69,010	64,106
1.02.01.03.01	JUDICIAL DEPOSITS & EMBARGOES	7,487	7,633
1.02.01.03.02	TAX INCENTIVES	9,286	9,286
1.02.01.03.03	PREPAID EXPENSES	52,129	47,079
1.02.01.03.04	OTHER ASSETS	108	108
1.02.02	PERMANENT ASSETS	11,977,536	11,320,404
1.02.02.01	INVESTMENT	11,963,059	11,305,494
1.02.02.01.01	HOLDINGS IN SUBSIDIARIES	11,955,427	11,297,862
1.02.02.01.02	OTHER INVESTMENTS	7,632	7,632
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	12,093	12,416
1.02.02.03	INTANGIBLE ASSETS	2,384	2,494
1.02.02.04	DEFERRED ASSETS	0	0

02.02 - BALANCE SHEET LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ITEM	3 - 03/31/2008	4- 12/31/2007

2	TOTAL LIABILITIES	14,038,244	13,566,819
2.01	CURRENT LIABILITIES	1,355,101	1,398,040
2.01.01	LOANS & FINANCING	655,783	641,202
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES & CONTRIBUTIONS	18,513	75,101
2.01.04.01	DEFERRED / PAYABLE TAXES	2,716	59,548
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	15,797	15,553
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	571,755	570,996
2.01.06	DEBT TO RELATED PARTIES	104,985	104,811
2.01.06.01	DIVIDENDS & INTEREST ON CAPITAL	104,985	104,811
2.01.07	OTHER	4,065	5,930
2.01.07.01	PAYROLL & SOCIAL CHARGES / BENEFITS	1,539	1,459
2.01.07.02	OTHER LIABILITIES	2,526	4,471
2.02	NON-CURRENT LIABILITIES	1,289,328	1,247,387
2.02.01	LONG TERM LIABILITIES	1,289,328	1,247,387
2.02.01.01	LOANS & FINANCING	682,068	841,500
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	959	739
2.02.01.04	DEBT TO RELATED PARTIES	393,455	189,340
2.02.01.05	OTHER	212,846	215,808
2.02.01.05.01	REFIS II - TAX REFINANCING PROGRAM	144,823	147,761
2.02.01.05.02	OTHER	68,023	68,047
2.02.02	UNREALIZED EARNINGS	0	0
2.03	NET EQUITY	11,393,815	10,921,392
2.03.01	CAPITAL STOCK	4,688,731	4,688,731
2.03.02	CAPITAL RESERVES	25,083	25,083
2.03.03	REVENUE RESERVES	6,207,578	6,207,578
2.03.03.01	LEGAL RESERVE	324,811	324,811
2.03.03.02	REALIZABLE PROFITS RESERVE	0	0
2.03.03.03	OTHER REVENUE RESERVES	5,882,767	5,882,767
2.03.03.03.01	INVESTMENT RESERVE	6,256,033	6,256,033
2.03.03.03.02	TREASURY STOCK	(373,266)	(373,266)
2.03.04	RETAINED EARNINGS / ACCUMULATED LOSSES	472,423	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 - ITEM	3-	4-	5-	6-
		From: 01/01/2008 To: 03/31/2008	From: 01/01/2008 To: 03/31/2008	From: 01/01/2007 To: 03/31/2007	From: 01/01/2007 To: 03/31/2007
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS SOLD AND/OR SERVICES PROVIDED	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME / (EXPENSES)	465,989	465,989	314,540	314,540
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL & ADMINISTRATIVE EXPENSES	(5,818)	(5,818)	(10,305)	(10,305)
3.06.03	FINANCIAL INCOME / (EXPENSES) - NET	(25,358)	(25,358)	(31,610)	(31,610)
3.06.03.01	FINANCIAL INCOME	13,433	13,433	19,992	19,992
3.06.03.02	FINANCIAL EXPENSES	(38,791)	(38,791)	(51,602)	(51,602)
3.06.04	OTHER OPERATING INCOME	11	11	1,923	1,923
3.06.05	OTHER OPERATING EXPENSES	(1,098)	(1,098)	(2,036)	(2,036)
3.06.06	EQUITY ADJUSTMENTS	498,252	498,252	356,568	356,568
3.07	OPERATING INCOME / (EXPENSES) - NET	465,989	465,989	314,540	314,540
3.08	NON-OPERATING INCOME / (EXPENSES) - NET	(3,655)	(3,655)	0	0
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	(3,655)	(3,655)	0	0
3.09	NET INCOME BEFORE TAXES / PROFIT SHARING	462,334	462,334	314,540	314,540
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX & SOCIAL CONTRIBUTION	10,089	10,089	12,743	12,743
3.12	PROFIT SHARING / STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	STATUTORY CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	NET PROFIT / (LOSS) FOR THE PERIOD	472,423	472,423	327,283	327,283
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	382,122	382,122	382,122	382,122
	PROFIT PER SHARE (R$)	1.23631	1.23631	0.85649	0.85649

1          Background

Tele Norte Leste Participações S.A. (“the Company” or "TNL") was founded on May 22, 1998, upon the break-up and privatization of Telecomunicações Brasileiras S.A. ("Telebrás"). The company’s main activities are taking equity stakes in other companies and furthering the operational and financial management of its directly and indirectly controlled subsidiaries. TNL is a holding company controlled by Telemar Participações S.A. (“Telemar Participações”), which, as at March 31, 2008, held 17.48% of the company’s total capital and 52.45% of its voting capital.

TNL is registered with the CVM (Brazilian Securities Commission) as a listed company whose shares are traded at the São Paulo Stock Exchange (BOVESPA). It is also registered with the SEC (U.S. Securities and Exchange Commission) and its Level II ADSs (American Depositary Shares) are listed at the New York Stock Exchange (NYSE) and traded as ADRs (American Depositary Receipts). Currently, 51.96% of the company’s preferred shares are traded at the NYSE in the form of ADRs.

(a)       The company’s business is divided into two major segments:

Wireline Services

Telemar Norte Leste S.A. (“TMAR”) is controlled by TNL, which, as at March 31, 2008, held 81.92% of the company’s total capital and 97.35% of its voting capital.

TMAR is the main provider of wireline services within its designated area of operations – National Region I – comprising the states of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (with the exception of Sector 3 of this Region, corresponding to the 57 municipalities of the “Triângulo Mineiro [Minas Triangle]” and “Alto Paranaíba [Upper Paranaíba]” regions in the state of Minas Gerais, where the Companhia de Telecomunicações do Brasil Central (CTBC) is the designated operator). These services are provided under the concessions granted by the National Telecommunications Agency (ANATEL), the regulatory body for the Brazilian telecom sector.

TMAR also holds the ANATEL concession to provide national long distance services within the same region. Until July 20, 2002, this concession only allowed for the provision of outgoing and incoming calls within said operating area.  As from that date, TMAR was also allowed to provide outgoing calls from Region I (excluding Sector 3) to the rest of the country, as a result of the company having already met its obligations under the General Plan for Universal Access Targets (PGMU), the deadline for which was December 31, 2003.

On December 22, 2005, new concession contracts were signed, with effect from January 1, 2006 and valid until December 31, 2025. In return, the concession holder has to pay ANATEL, every two years, the equivalent of 2% of the previous year’s net revenue from telecom services. At the same time, new quality and universal access targets came into effect, as defined under the new PGMU and PGMQ (General Plan for Quality Targets).

On July 9, 2007, the government published in it’s Official Gazette (D.O.U.) the contractual amendments covering the transfer, from TNL PCS S.A. (“Oi”) to TMAR, of the authorization to provide Commutated Fixed Telephone Services (STFC), in the formats: (i) NLD - National Long Distance: in Region II, Region III and Sector 3 of Region I; and (ii) ILD - International Long Distance: throughout Brazil.

Wireless Services

The mobile telephone operator, Oi, acquired by TMAR on May 30, 2003, had been set up for the purpose of bidding at ANATEL’s 001/2000 auction of SMP (Personal Mobile Services) concessions and acquired thereby the rights to provide such services in Region I, for an indefinite period, as long as the authorization terms are met. On March 12, 2001, the regulator ANATEL also granted the company the right to use the corresponding radio frequencies, for a period of 15 years, renewable for another 15 years, under onerous title, in return for the payment, every two years, of 2% of the previous year’s net revenue from SMP.

Due to regulatory circumstances, the SMP authorization and granting of the corresponding radio frequencies only became effective as from June 26, 2002, when Oi began its commercial operations.

As from November 30, 2005, with its takeover of Pégasus Telecom S.A., Oi also began to provide data transmission services (SCM) in Regions I, II and III of PGO.

Along with the authorization for SMP services, Oi was also authorized to provide STFC services, for an unlimited period, in the following formats:  (i) NLD services in Region II, which covers the states of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Rondônia and Acre, and the Federal District; in Region III, which relates to the state of São Paulo; and in Sector 3 of Region I;  and (ii)  ILD services throughout Brazil. These authorizations were all subsequently transferred to TMAR, by means of Appendix nº 1 to ANATEL Authorization nº 205/2002/SPB and Appendix nº 1 to ANATEL Authorization nº 206/2002/SPB, published in the D.O.U. of July 9, 2007.

On December 6, 2007, the government published in the D.O.U. Act nº 68,982, of December 5, 2007, which partially ratifies the result of ANATEL Public Tender nº 001/2007/SPV, authorizing Oi to provide SMP and use the corresponding radio frequencies in the state of São Paulo, as well as expanding the band range in certain states within Region I, namely: Amazonas, Amapá, Pará, Maranhão, Roraima, Bahia, Espírito Santo, Sergipe, Alagoas, Paraíba, Piauí and Rio Grande do Norte.

At Extraordinary General Meeting on March 7, 2008, Oi’s shareholders approved the absorption of Telemar Telecomunicações Ltda. by the parent company Oi, in view of their desire for a corporate restructuring of the Oi Group.

(b)       Directly controlled subsidiaries

  TNL.Net Participações S.A. (“TNL.Net”), which is controlled by TNL, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, that are directly or indirectly involved in internet related activities, within Brazil or abroad;

  TNL Trading S.A. (“TNL Trading”), a fully-owned subsidiary of TNL, has the corporate purpose of importing and exporting consumer goods. The company has been inoperative since April 2005; and

  TNL PCS Participações S.A. (“TNL PCS Participações”), a fully-owned subsidiary of TNL, has the corporate purpose of providing telecom services in any form whatsoever. The company began operating in December 2007.

(c)        Indirectly controlled subsidiaries

  Companhia AIX de Participações ("AIX"), a jointly controlled company acquired by TMAR on December 31, 2003, has the corporate purpose of providing pipeline infrastructure for the installation of optic fiber cables alongside highways in the state of São Paulo, as a service to TMAR;

  Telemar Internet Ltda. ("Oi Internet"), a fully-owned subsidiary of TMAR, has the corporate purpose of providing internet access services and started its operations in January 2005;

  Coari Participações S.A. ("Coari"), bought by TMAR in December 2003, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. The company has not yet started operating;

  Calais Participações S.A. ("Calais"), bought by TMAR in December 2004, has the corporate purpose of acquiring equity stakes, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. This company is still not operational;

  Serede Serviços de Rede S.A. (“Serede”), bought by TMAR on June 11, 2007, has the corporate purpose of providing network construction, installation, operation and maintenance services and the purchasing, selling, importing and exporting of equipment. The company started its activities in August 2007;

  Way TV Belo Horizonte S.A. (“Way TV”), bought by TNL PCS Participações on July 27, 2006, the acquisition of which was authorized by ANATEL on November 12, 2007, has the corporate purpose of providing telecom services, including cable television and multimedia communication services (SCM), and performing activities that are directly or indirectly related to its corporate purpose, including the selling or renting of equipment, operating a cable TV channel offering programs to a local audience, and providing consultancy services in its area of operations, embracing the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena, for Brazilian and foreign companies, as well as taking equity stakes in other companies; and

  Paggo Empreendimentos S.A. (“Paggo”), bought by Oi on December 17, 2007, has the corporate purpose of acquiring equity stakes in other companies, both commercial and civil, and the buying, selling and administration of its own properties and real-estate enterprises. It has a controlling stake in two companies: Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”) and Paggo Administradora de Crédito Ltda. (“Paggo Administradora”).
  Paggo Acquirer has the following corporate purposes: (i) accrediting and the administration of payments for networks of commercial establishments and service providers, through systems of credit or some other available means of payment; (ii) the registering, transmission, processing, guaranteeing and settlement of transactions carried out at accredited establishments; and (iii) supplying the necessary technology and equipment for the suitable functioning of the payment system;
  Paggo Administradora has the following corporate purposes: (i) analysis of the data, accrediting and approval of potential clients; (ii) coordinating the relations between all the integral parts of the payment system, the participating networks, commercial establishments, service providers, financial institutions and others; (iii) control and updating of records and providing information on the transactions carried out through the payment system; and (iv) providing administrative services for credit or other payment systems, including the registering, transmission, processing, guaranteeing and settlement of transactions.

All telephone services in Brazil are subject to regulation and supervision by ANATEL, in accordance with Law nº 9,472, of July 16, 1997.

2          Main accounting practices

(a)    The accounting information contained in the Quarterly Reports (ITRs) was prepared and is presented in accordance with the accounting principles adopted in Brazil (Brazil GAAP), based on the provisions of Brazilian Corporate Legislation and the CVM regulations, applied in the same manner as those adopted in the preparation of the financial statements for the financial year ended on December 31, 2007.

(b)       Law 11.638/2007

On December 28, 2007, Law 11.638/2007 was promulgated, which alters, revokes and introduces new devices to Brazilian Corporate Law, especially referring to chapter XV, about accounting matters, applicable as from the period ending December 31, 2008.

CVM Instruction n° 469, of May 2, 2008, permits one of the following options, when preparing quarterly information:

(i) Imediate and full application of Law 11.638/2007

(ii) Maintain the current practices, however, observing the requirements brought by articles 3° and 15° of CVM Instruction n° 469. (i.e. parcial application of Law 11.638/2007).

The requirements as referred to in item (ii) above and applicable to quarterly information are as follows:

(i) Debenture premiums, donations and incentives for investments, resulting from operations and events in 2008 are accounted for temporarily as deferred income;

(ii) The obligation to period reevaluations, as foreseen in CVM Deliberation n° 183 of 1995, no longer exists;

(iii) The integrating elements of assets and liabilities resulting from long-term operations, or current operations if there are relevant effects, should be ajusted to present value based on discounting rates, which reflect the market’s best valuations regarding the value of money in time and specific risks of assets and liabilities.

(iv) The publicly traded companies, which have investments in affiliates and investments which ceased to be accounted for under the equity method due to the changes of Law 11.638/2007, should consider the book values of the investments on the previous balance sheet under the law as referred to, including unamortized goodwill and negative goodwill, as a new cost value for future measurement and the determination of its recoverable value, ceasing the equity accounting method imediately. In the same manner, if investments, which formerly were maintained at cost are now accounted for under the equity method, due to Law 11.638/2007, the effects resulting from this change in accounting practice should be accounted for retroactively.

Based on a preliminary valuation, management understands that the main effects resulting from the application of the new  Law on the Companies financial statements, although not accounted for, can be summarized as follows:

  Incentives for investments, especially related to gains on exploration rights from subsidiaries TMAR and Oi, should be accounted for as deferred income. On March 31, 2008, this amount totalled R$63.030;
  Item (ii) is not applicable to the Company;
  In case of adjustment to present value of assets and liabilities from long-term operations, their are no relevant effects to be accounted for in the consolidated financial statements;
  With respect to investments, there has been no change in measurement (equity method accounting) due to the new requirements in Law 11.638/2007.

Additionally:

As stated in Note 26(d), the Company has a stock option plan. Management  is still considering the criterion for pricing these options, based on technical valuations and financing models, stil not having a reasonable estimate for the effect on the result for the period, due to these benefits.
In case of the subsidiaries TMAR and Oi, the assets relating to lease operations, destined to maintaining the Companies activities, should be accounted for as permanent assets and, as a contra-entry, the minimum future lease payments should be accounted for as current and long-term liabilities. On March 31, 2008, the present value of the contracts in effect was R$66.882.

3    Operating Revenue

	Consolidated
	03/31/2008%		03/31/2007%
Wireline services
Local:
Subscription fees	1,719,336	26.7	1,705,252	27.7
Metered excess use	362,689	5.6	515,767	8.4
Fixed-to-mobile calls (VC-1)	678,912	10.5	675,590	11.0
Incoming collect calls	1,404	0.0	4,273	0.1
Connection fees	21,599	0.3	22,923	0.4
Other revenues	23	0.0	303
Long-distance:
Intra-sectorial	413,093	6.4	424,057	6.8
Inter-sectorial	102,401	1.6	111,318	1.7
Inter-regional	156,832	2.4	163,678	2.7
International	16,149	0.3	22,879	0.4
Fixed-to-mobile calls (VC-2 and VC-3)	238,891	3.7	197,002	3.2
Public phone cards	211,474	3.3	302,210	4.9
Advanced voice (largely 0500/0800 prefix)	53,247	0.8	59,495	1.0
Additional services	169,229	2.6	143,941	2.3

	4,145,279	64.2	4,348,688	70.6
Wireless services
Subscription fees	292,489	4.5	207,180	3.4
Outgoing calls	524,180	8.1	374,150	6.1
Sale of handsets and accessories	48,431	0.8	54,070	0.9
Domestic roaming	15,518	0.2	12,127	0.2
International roaming	17,886	0.3	16,747	0.3
Additional services	111,285	1.7	66,169	1.0

	1,009,789	15.6	730,443	11.9
Remuneration for use of the wireline network
Fixed-to-fixed calls	125,302	1.9	131,370	2.1
Mobile-to-fixed calls	30,565	0.5	18,658	0.3

	155,867	2.4	150,028	2.4
Remuneration for use of the wireless network
Fixed-to-mobile calls	72,629	1.1	52,087	0.8
Mobile-to-mobile calls	225,103	3.5	207,556	3.4

	297,732	4.6	259,643	4.2
Data communication services
ADSL (Velox)	319,425	5.0	265,975	4.3
Transmission (EILD)	150,073	2.3	130,052	2.1
Dedicated line services (SLD)	59,416	0.9	63,034	1.0
IP services	91,334	1.4	75,527	1.2
Bundling and frame relay	77,928	1.2	62,355	1.0
Others	110,776	1.8	77,141	1.3

	808,952	12.6	674,084	10.9

Other services	33,242	0.6	523

Gross operating revenue	6,450,861	100.0	6,163,409	100.0

Deductions from gross operating revenue
Taxes	(1,720,012)	26.7	(1,698,995)	27.6
Others	(241,410)	3.7	(159,069)	2.6

Net operating revenue	4,489,439	69.6	4,305,345	69.8

Tariff adjustments (unaudited)

The tariffs for the telecom services are subject to comprehensive regulation. The concession contracts define a mechanism for determining a ceiling for the annual tariff adjustments (net of taxes), with an upper limit based on the weighted average of the tariffs for the baskets of local and long-distance services. The interconnection tariffs are also adjusted annually.

On July 17, 2007, in accordance with Acts nºs 66,028 and 66,031, ANATEL authorized the following tariff adjustments, which came into effect as of July 20, 2007.

  Connections: 1.83%
  Subscriptions: 1.83%
  Local calls (measured in pulses - average): 1.83% (i)
  Local calls (measured in minutes): 1.83% (i)
  Phone cards: 1.85%
  Basket of LD services: 1.83%
  TU-RL: 1.83%
  TU-RIU: 1.83%

(i)         Due to the change in the manner of billing for local fixed-to-fixed calls, from pulses to minutes, TMAR retained the tariffs that were in effect for these services prior to the tariff adjustment, on a promotional basis, until September 30th, with the new rates coming into effect as from October 1, 2007.

	Average Tariff
	in reais (inc. taxes)
	Current	Previous
Local services
Connection fee	55.10	53.93
Residential subscription	40.42	40.00
Non-residential subscription	69.48	69.00
Trunk line subscription	69.34	69.04
AICE (Special Class Individual Access) subscription	24.18	24.06
Local calls measured in pulses (average)	0.15325	0.15040
Local minute of use (Basic Minutes Plan)	0.09849	0.09673
Local minute of use (Alternative Obligatory Services Plan)	0.03830	0.03762
Phone card unit	0.11850	0.11600

Long distance (km) (i)
0 – 50	0.33439	0.33581
51 – 100	0.43646	0.44353
101 – 300	0.49108	0.49921
+ 300	0.54606	0.54975

(i) Weighted according to the minutes of use on long-distance calls at peak times.

On the same date, July 17th, in accordance with Act nº 66,029, ANATEL authorized a 2.88% adjustment in the tariffs for fixed-to-mobile local (VC-1) and domestic long distance (VC-2 and VC-3) calls, effective as from July 20, 2007.

The estimated average tariffs for fixed-to-mobile services (VC1, VC2 and VC3), at normal hours, including taxes, are:

	Average Tariff
	in reais (inc. taxes)
	Current	Previous
Fixed-to-mobile services
VC-1	0.7617	0.7163
VC-2	1.5560	1.5472
VC-3	1.7719	1.7605

The adjustment in the mobile interconnection fee (VUM) was 1.97%, equivalent to 68.5% of the VC-1, VC-2 and VC-3 tariff adjustment.

The main service tariffs for Oi’s most popular plans are:

Oi Conta Total 200 (*)
Amounts in reais
(including taxes)
Subscription fee	R$ 238.15 fixed per month
Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.60 per minute
Oi Mobile-to-Mobile between phones registered under the plan	R$ 0.10 per minute
Mobile-to-Fixed in roaming facility - within Oi’s area of coverage	R$ 0.60 per minute
Mobile-to-Fixed in roaming facility - outside Oi’s area of coverage	R$ 0.78 per minute
Additional charge - roaming	R$ 1.05 per call

(*)  This plan includes the TMAR fixed line subscription fee, unlimited fixed-to-fixed calls and Oi Velox.

Oi “Controle”
Amounts in reais
(including taxes)

Subscription fee	R$ 37.16 fixed per month
Oi Mobile-to-Fixed and Mobile-to-Mobile	R$ 0.85 per minute
Other Operator Mobile-to-Mobile	R$ 0.97 per minute
Additional charge - roaming	R$ 1.38 per call

The tariff for mobile-to-fixed and mobile-to-mobile calls under prepaid plans is R$ 1.09 per minute.

4          Cost of services provided, goods sold and operating expenses – by type

Cost of services provided and goods sold	Consolidated
	03/31/2008	03/31/2007
Interconnection (i)	839,561	825,704
Depreciation	581,107	567,475
Network maintenance services (ii)	329,547	370,853
Rents and insurance (iii)	164,201	166,198
Third-party services (iv)	95,994	107,553
Materials (v)	77,426	67,855
Personnel	68,994	51,433
Cost of handsets, etc. (vi)	45,150	67,846
ANATEL – Concession Contract extension fee (Note 1a)	29,610	34,349
Other expenses (viii)	83,420	75,688
	2,315,010	2,334,954

Commercialization of services	Consolidated
	03/31/2008	03/31/2007
Third-party services (iv)	407,680	339,711
Provision for doubtful debts (vii)	222,388	142,554
Advertising and publicity	65,459	68,761
Personnel	41,013	40,446
Depreciation	7,571	8,446
Materials (v)	3,441	440
Rents and insurance (iii)	152	184
Other expenses (viii)	11,499	10,403
	759,203	610,945

General and administrative expenses	Parent Company		Consolidated
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Third-party services (iv)	3,636	6,897	166,901	150,599
Personnel	1,377	2,678	75,002	87,296
Depreciation	434	383	42,030	49,406
Rents and insurance (iii)	302	272	39,695	22,455
Materials (v)	3	5	2,688	2,065
Other expenses (viii)	66	70	5,431	7,556
	5,818	10,305	331,747	319,377

(i) Interconnection costs refer, basically, to the fees charged by the other mobile telephone operators for the use of their networks, which impose a substantial reduction on the margin for fixed-to-mobile services (VC-1, VC-2 and VC-3), under the rule of full recognition of all revenue and expenses in relation to this traffic; a method known as full billing.

(ii) The cost of network maintenance services is largely represented by spending on hiring outsourced plant maintenance services, notably for the expansion of the Velox installations and of Oi’s subscriber base, with no increase in the useful life of the assets. The cost reduction during the period is basically due to the cost of contractual rescissions during the quarter ended on March 31, 2007.

(iii) The cost of rents and insurance essentially represents the amounts being paid for the leasing of circuits, mobile platforms, electricity poles, satellite, use of right of way and the dedicated lines of other telephone service providers, as well as the renting of areas for the installation of Oi transmission towers.

(iv) The increased cost of third-party services is due, basically, to increased spending on sales commissions and agency fees, and operation of the call center, boosted by the “Oi Conta Total” (post-paid segment) and “Oi Ligador” (pre-paid segment) campaigns/offers, as well as the continued expansion of “Oi Velox”.

(v) The cost of materials is largely represented by materials used in network maintenance, with no increase in the useful life of the items, plus spending on fuels and lubricants.

(vi) This item refers to the cost of selling mobile handsets, Simcards (Subscriber Identity Module Cards) and other Oi accessories, the reduction of which is due to the lower volume of mobile handset sales resulting from the stimulating of sales by the supplier directly to the respective sales outlets, as well as the reversal of the provision for obsolete stock (R$ 55,338), because of the fire at Oi’s Rio de Janeiro distribution center, on January 19, 2007.

(vii) The increase in the provision for doubtful debts is a consequence of the company’s strategy of introducing more flexibility into its credit policy for lower income consumers, while maintaining profitability.

(viii) This item mainly refers to the FISTEL fee levied on the connection of terminals and the maintenance of network equipment, indemnifications, donations and sundry fines.

5. Other operating revenue (expenses), net

	Parent Company		Consolidated
	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Other operating revenue
Leasing of infrastructure (i)			54,534	53,068
Fines charged on overdue accounts (Note 10)			44,798	44,274
Expenses recovered	11	1,923	31,697	9,293
Technical administrative services			11,773	11,599
Amortization of discount on the acquisition of AIX			1,613	1,613
Bonuses earned			983	8,060
Other revenue			8,793	744

	11	1,923	154,191	128,651

Other operating expenses
Taxes (ii)	(23)	(51)	(99,019)	(97,271)
Provisions/reversals regarding legal contingencies (Note 22c)	(136)	(1,982)	(68,942)	(141,016)
Employee profit-sharing (Note 26b)	(211)		(27,155)	(21,136)
Amortization of deferred expenses (Note 18)			(17,573)	(15,058)
Discounts allowed			(6,093)	(5,424)
Fines	(9)	(3)	(3,013)	(2,138)
Amortization of premium on the acquisition of Paggo (Note 15)			(2,012)
Amortization of premium on the acquisition of Way TV (Note 15)			(1,594)
Net loss resulting from fire (iii)				(53,365)
Amortization of premium on the acquisition of Pegasus				(18,860)
Other expenses	(719)		(14,018)	(22,818)

	(1,098)	(2,036)	(239,419)	(377,086)

	(1,087)	(113)	(85,228)	(248,435)

(i)   This item refers to rents charged to the mobile telephone operators for the use of buildings and infrastructure, belonging to TMAR and Oi, for the installation of Radio Base-Stations (RBSs).

(ii)  During the quarter ended on March 31, 2008, the subsidiaries TMAR and Oi recorded the sum of R$ 60,836 (03/31/2007 - R$ 64,927) in relation to the Fund for Universal Access to Telecommunications Services (FUST) and the Fund for the Technological Development of Brazilian Telecommunications (FUNTTEL).

(iii) This item relates to the writing off of Oi inventory as a result of the fire at the Rio de Janeiro distribution center, on January 19, 2007, and includes taxes and the insurance indemnification.

6          Financial income (expenses), net

	Parent Company		Consolidated
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Financial income
Earnings from financial investments (Note 9)	351	150	146,860	109,941
Interest and monetary variation on other assets (i)	6,537	5,537	72,804	61,971
Financial discounts obtained (ii)			28,790	51,050
Interest and monetary variation on
outstanding loans to subsidiaries (Note 27)	6,541	14,292	156	4,829
Other	4	13	8,421	3,769

	13,433	19,992	257,031	231,560

Financial expenses
Monetary and exchange variation
on outstanding loans from third parties (iii)	(63,793)	39,250	(121,785)	116,535
Interest on outstanding loans from third parties	(7,675)	(9,632)	(98,159)	(103,283)
Monetary correction of provisions for legal contingencies (Note 22)	(84)	(30)	(62,907)	(80,824)
Interest on debentures (Note 23)			(58,998)	(69,125)
Withholding tax on financial transactions and
bank charges, including CPMF	(3,095)	(6,254)	(32,354)	(59,702)
Interest and monetary variation on other liabilities	(1,066)	(1,464)	(17,493)	(8,710)
Interest on scheduled taxes and
contributions - REFIS II program (Note 21)	(2,531)	(2,703)	(12,654)	(14,411)
Net result of hedging operations (Note 25) (iii)	50,937	(59,907)	12,488	(162,224)
IOF and PIS/COFINS taxes on financial income	(2,407)	(1,025)	(5,111)	(1,107)
Interest on outstanding loans from subsidiaries (Note 27)	(9,077)	(4,528)
Other		(5,309)	(3,666)	(8,229)
	(38,791)	(51,602)	(400,639)	(391,080)
	(25,358)	(31,610)	(143,608)	(159,520)

(i) This item largely relates to the monetary correction of judicial deposits and interest charged on overdue accounts.

(ii) This item refers, basically, to discounts obtained as a result of payments in advance to suppliers.

(iii) During the quarter ended on March 31, 2008, the local currency (real - R$) appreciated by 1.27% against the US dollar (03/31/2007 – appreciation of 4.27%) and depreciated by 9.73% against the Japanese yen (03/31/2007 – appreciation of 3.20%).

7          Non-operating income (expenses), net

	Parent Company	Consolidated
	03/31/2008	03/31/2008	03/31/2007
Permanent asset disposals, net (i)		7,559	2,745
Equity adjustment	(3,655)	(3,655)
Other non-operating income (expenses), net		1	1
	(3,655)	3,905	2,746

(i) This item refers mainly to property disposals and network equipment write offs.

8          Income tax and social contribution

The reconciliation of income tax and social contribution, calculated at the nominal and effective rates, is shown below:

	Parent Company		Consolidated
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Income before income tax, social contribution and minority shareholdings	462,334	314,540	911,177	631,105

Income tax and social contribution
calculated at the statutory rate (34%)	(157,194)	(106,944)	(309,800)	(214,576)

Adjustments to determine the effective rate:

Taxation impact on permanent additions (i)	(880)	(1.546)	(13.211)	(13.036)

Permanent exclusion (addition) of equity adjustments (Note 15)	168,163	121,233	16,773	(1,098)

Income tax and social contribution on realized tax loss and negative
contribution base, in accordance with CVM Instruction no 371 (Note 12)				12,405

Income tax and social contribution on unrealized tax loss and negative
contribution base, in accordance with CVM Instruction no 371 (Note 12)			(3,057)

Others			(11,390)	6,850

Income tax and social contribution, according to the Income Statement	10,089	12,743	(320,685)	(209,455)

Effective rate	2.18%	4.05%	35.19%	33.19%

(i) This item refers to spending on fines, donations, gifts and sponsorship, which are considered non-deductible, as well as losses on derivative transactions at TNL. Moreover, the result of the equity adjustment of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and to the social contribution calculation base.

Income tax and social contribution credits (expenses) included in the net income for the fiscal year are as follows:

	Parent Company		Consolidated
	03/31/2008	03/31/2007	03/31/2008	03/31/2007
Prior years (a)
Income tax			134	2
Social contribution			16

			150	2
Current year
Income tax			(245,982)	(201,283)
Social contribution			(85,939)	(69,236)

			(331,921)	(270,519)
Deferred
Income tax on temporary additions	1,447	(12,723)	24,045	15,873
Social contribution on temporary additions	521	(4,580)	7,609	3,939
Income tax on tax losses (b)	5,971	22,092	(15,164)	30,382
Social contribution on negative calculation base (b)	2,150	7,954	(5,404)	10,868

	10,089	12,743	11,086	61,062

	10,089	12,743	(320,685)	(209,455)

(a)  This item basically refers to adjustments to the corporate income tax (IRPJ) and social contribution (CSSL) for previous fiscal years.

(b)  Under the prevailing legislation, income tax losses and a negative social contribution calculation base may be offset against future taxable income, up to an annual limit of 30% of that income.

9          Cash and equivalent

	Parent Company		Consolidated
	03/31/2008	12/31/2007	03/31/2008	12/33/2007
Cash & banks	204	14,640	92,092	278,365
Open foreign exchange position (i)				201,429
Financial investments:
Investment funds (ii)	617,089	586,240	5,801,378	5,788,805
Notes (iii)			306,701
Government securities (iv)	47	46	138,640	258,677
CDBs (v)	54	53	74,724	76,215
Committed transactions (v)	48	46	67,367	82,075
Interest-bearing deposits (vi)			149	24,128

	617,442	601,025	6,481,051	6,709,694
Short term	617,442	601,025	6,457,766	6,689,995
Long term			23,285	19,699

(i) On December 28, 2007, TMAR took a foreign exchange position in relation to the liquidation of an investment abroad. These funds entered the country on January 3, 2008.

(ii) Financial investments in investment funds are fully liquid. Of the consolidated total, R$ 923,276 (12/31/2007 - R$ 893,119) is held in investment funds abroad, the portfolios of which essentially comprise US government securities and private securities issued by financial institutions. The other R$ 4,878,102 (12/31/2007 - R$ 4,895,686) has been placed in Brazilian investment funds with portfolios of government and private securities.

(iii) This item relates to investments in foreign government notes.

(iv) This item refers to investments in government securities such as Government Treasury Bills (LFT), which are fully liquid.

(v) These financial investments are indexed to the variations in the rate of the Interbank Deposit Certificate (CDI), the short-term portion of which is fully liquid. The long-term portion, amounting to R$ 23,285 in the consolidated figure, refers to reinvestment in the Banco do Nordeste do Brasil (BNB), carried out in accordance with the provisions of Article 3 of Provisional Measure nº 2,199-14/2001, and is recorded under "Other assets”.

(vi) This item refers to very short-term interest-bearing deposits, indexed to the variations in the CDI rate, which are fully liquid.

The management of the investment portfolios is the responsibility of the funds’ own managers, and the consolidation of the financial statements of these funds is not required under the terms of CVM Instruction nº 408/2004.

10        Accounts receivable

	Consolidated
	03/31/2008	12/31/2007
Services billed	2,652,230	2,619,232
Services not yet billed	900,181	923,363
Handsets and accessories sold	73,319	59,298
Provision for doubtful debts	(357,763)	(315,401)
	3,267,967	3,286,492

A breakdown of the consolidated amounts receivable, by maturity, is shown below:

	03/31/2008%		12/31/2007%
To be billed	900,181	24.8	923,363	25.6
Not yet due	1,201,557	33.2	1,080,138	30.0
Receivable from other providers	358,071	9.9	512,676	14.2
Overdue up to 30 days	560,629	15.5	546,972	15.2
Overdue between 31 and 60 days	219,175	6.0	169,817	4.7
Overdue between 61 and 90 days	120,948	3.3	98,774	2.7
Overdue by more than 90 days	265,169	7.3	270,153	7.6
	3,625,730	100.0	3,601,893	100.0

Overdue accounts are subject to a fine of 2% of the total value of the outstanding debt (recorded under "Other operating revenue") and interest of 1% per month, charged on a pro rata basis (recorded under "Financial income"), which are recognized in the books upon the issuing of the first bill following settlement of the one that was overdue.

A provision for doubtful debts is made in recognition of probable losses in relation to accounts receivable, taking into consideration the steps taken to collect payment of such accounts and to restrict the services provided to customers with overdue bills, initiated when the bill is more than 60 days overdue and escalating progressively thereafter, as shown below:

Provision
Overdue bills	% of total

From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
From 151 to 180 days	100

Once they are 181 days overdue, accounts receivable and the respective provision for doubtful debts are reversed in the balance sheet.

11        Amounts receivable

	Consolidated
	03/31/2008	12/31/2007

Amounts receivable - Barramar S.A. (i)	58,751	60,116
Others	1,200	1,200

	59,951	61,316

(i)      The amount receivable from the company Barramar S.A. refers to 50% of the amounts recorded under the long-term assets of AIX. Since Barramar S.A. was declared bankrupt by the 5th Business Law Chamber of the São Paulo State Supreme Court, in a decision handed down on March 24, 2004, AIX is taking the appropriate legal steps to qualify as a creditor of the estate and to ascertain the operating assets of the bankrupt company, by virtue of its stake in the Refibra Consortium.

12        Deferred and recoverable taxes

	Parent Company				Consolidated
	03/31/2008		12/31/2007		03/31/2008		12/31/2007
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
ICMS recoverable					513,500	266,764	491,453	247,770
IR on temporary additions (i)	29,520	51,021	29,520	49,574	155,005	875,486	174,170	839,524
CS on temporary additions (i)	10,627	18,950	10,627	18,430	55,733	302,343	62,687	290,443
IR on tax losses (i)		117,332		111,360	8,730	612,802	599	627,890
CS on negative calculation base (i)		41,627		39,477	3,143	220,448		225,825
IR recoverable	145,543		199,305		427,316		812,853
CS recoverable	20,383		19,929		161,259		307,707
Taxes withheld at source	110,386		110,046		193,182		198,877
Other taxes recoverable	7,668		7,666		58,344		64,976

	324,127	228,930	377,093	218,841	1,576,212	2,277,843	2,113,322	2,231,452

(i) TNL and its subsidiaries record their deferred tax credits arising from timing differences, tax losses and a negative social contribution calculation base in accordance with the provisions of CVM Resolution nº 273/1998 and CVM Instruction nº 371/2002. According to a technical study approved by TNL’s administrative bodies and submitted for the approval of the Statutory Audit Committee, the company’s generation of taxable income over the next 10 fiscal years, adjusted to present value, will be sufficient to absorb these tax credits, as shown below:

	Parent Company	Consolidated
To December 31st:
2008	30,110	166,958
2009	30,562	294,443
2010 to 2012	70,490	885,335
2013 to 2017	137,915	886,954
	269,077	2,233,690

For those direct and indirect subsidiaries that, as at March 31, 2008, did not have a profitable record and/or any expectation of generating sufficient taxable income over the next 10 fiscal years, the tax credits in relation to the income tax losses and the negative social contribution base, along with tax credits on timing differences, have not been fully recognized. The credits that are not recognized in the books amount to a total of R$ 58,672 (12/31/2007 - R$ 59,419).

13        Prepaid expenses

	Parent Company		Consolidated
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
FISTEL fee (i)			280,965	83,291
FASS (ii)	7,795		253,233	260,000
Subsidies on Oi handsets (iii)			217,199	194,067
Financial charges (iv)	54,510	56,495	179,986	189,080
Renting of poles			52,091	9
Advertising and publicity			27,310	12,143
Taxes and contributions	72	72	20,179	9,855
Insurance	261		7,319	491
Other (v)	1,833	2,063	29,847	33,229

	64,471	58,630	1,068,129	782,165

Short term	12,342	11,551	674,509	352,187
Long term	52,129	47,079	393,620	429,978

(i) This item refers to the FISTEL (Telecommunications Supervision Fund) fee, paid on the activation of a phone connection (R$ 26.83 per connection). This fee is deferred for amortization during the average customer churn period, estimated at 24 months, and involves the total consolidated sum of R$ 100,263 (12/31/2007 - R$ 83,291). Furthermore, the payment of FISTEL maintenance fees by TMAR and Oi, in compliance with the prevailing legislation, is also recorded as prepaid expenses and is appropriated on a monthly basis over the course of the year, to the consolidated sum of R$ 180,702.

(ii) On October 29, 2007, the companies of the Oi group provided funding of R$ 260,000 to the Atlantic Social Security Foundation (FASS). This amount, ascertained by the foundation’s actuaries, is intended to bring the institution’s finances into line with changes in the actuarial premises, so as to better reflect the new economic scenario of falling interest rates, and to adjust the mortality and disability tables of the foundation’s plans. This amount should be appropriated over approximately ten years, the estimated average remaining working life of the employees participating in the scheme.

(iii) This item refers to the sale of handsets under post-paid plans, and is based on the number of effective net additions. The average subsidy amounts to R$ 300, recoverable in up to twelve months, as provided for in the contract, during which time the subscriber will be liable to a fine if s/he cancels or migrates to a prepaid plan.

(iv) Financial charges and premiums paid in advance, when obtaining loans or financing or when issuing debentures, are amortized over the periods that the respective contracts are in force (see Notes 19 and 23).

(v) This item refers to spending on sponsorship and producing telephone directories, among other things.

14        Judicial deposits and embargoes

	Parent Company		Consolidated
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Civil	2,726	2,583	393,959	395,763
Fiscal (*)	4,622	4,913	374,195	348,287
Labor (*)	83	81	153,401	201,551
Judicial embargoes	56	56	262,644	262,240

	7,487	7,633	1,184,199	1,207,841

(*)     Amounts net of judicial deposits linked to the corresponding liabilities (see Notes 20 and 22), in accordance with CVM Resolution no 489/2005.

TNL and its subsidiaries maintain judicial deposits in order to safeguard their right to appeal in civil, labor and fiscal proceedings. The tax claims include the following:

	Consolidated
	03/31/2008%		12/31/2007%
ICMS - value added tax assessments	80,540	21.5	79,687	22.9
INSS - social security	75,101	20.1	73,993	21.2
PAES - tax rescheduling program	57,427	15.3	56,166	16.1
COFINS - social security contribution	37,818	10.1	28,524	8.2
IPTU - municipal real-estate tax	25,022	6.7	24,719	7.1
CSLL - social contribution on net income	21,524	5.8	21,337	6.1
PIS/PASEP - social integration and public servant programs	19,483	5.2	19,211	5.5
ISS - tax on services	12,770	3.4	12,838	3.7
IRPJ - corporate income tax	9,974	2.7	9,789	2.8
Others (i)	34,536	9.2	22,023	6.4
	374,195	100.0	348,287	100.0

(i)    This item refers to deposits made to ensure fiscal foreclosure in relation to the collection of taxes administered by the SRF (Brazilian Internal Revenue Service), as well as the suspension of liability for other charges by the state and municipal public treasuries.

15. Investments

	Parent Company		Consolidated
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Shareholdings evaluated by the equity accounting method (i)	11,955,427	11,297,862
Net premium paid on the acquisition of Paggo (ii)			78,457	80,469
Net premium paid on the acquisition of Way TV (iii)			61,633	63,227
Tax incentives (iv)	10,698	10,698	48,621	48,621
Provision for losses on tax incentives (iv)	(3,143)	(3,143)	(32,390)	(32,390)
Other investments (i)	77	77	33,319	27,973

	11,963,059	11,305,494	189,640	187,900

(i)     For the purpose of consolidation. The principal activities of Hispamar Satélites S.A. are outsourcing manufacturing services, launching and operating satellites and the use and commercialization of the useful capacity of satellites that are in orbital positions and provide duly licensed communication frequency bandwidths, as well as providing communication services, particularly via satellite, and other services necessary to the performing of its main activities. TMAR holds a 19.04% equity stake in the company.

The criteria for evaluating the group’s investment in Hispamar were altered this quarter, with the adoption of the cost method. The equity adjustment amount recognized in 2007 was reversed and the the original investment, to the sum of R$ 28,660, was recorded under “Other investments” for the period ended on March 31, 2008.

(ii)     On December 17, 2007, Oi acquired a split-off from Paggo Participações S.A., bearing the name Paggo, for R$ 75,000, and recorded a premium of R$ 80,469, based on an appraisal issued by a firm of specialists. Their opinion was based on the expected profitability of the business during the next 10 years, the period over which said premium will be amortized.

(iii)    As mentioned in Note 1, TNL PCS Participações purchased Way TV for R$ 132,750, and recorded a premium of R$ 63,759, based on an appraisal issued by a firm of specialists. Their opinion was based on the expected profitability of the business during the next 10 years, the period over which said premium will be amortized.

(iv)    This item refers to FINOR (Investment Fund for the Northeast of Brazil) and FUNRES (Fund for the Revival of the Economy of the State of Espírito Santo).

			Number of shares (thousand)				Equity adjustment					Provision for unsecured liabilities
	Net equity (unsecured liabilities)	Net profit(loss ) for the period			Shareholding - %				Dividends and Interest on capital receivable	Investment value
					Total	Voting
Subsidiary			Common	Preferred	capital	capital	03/31/2008	03/31/2007		03/31/2008	12/31/2007	12/31/2007

TMAR (i)	14,399,311	582,156	104,228	91,250	81.92	97.35	515,022	356,233	803,361	11,807,261	11,292,241
TTelemar Telecomunicações (ii)								260
TNL.Net	5,596	13	24,001		100	100	13	99		5,596	5,583
TNL Trading	3	(35)	55,524		100	100	(35)	(24)		3	38	(2.662)
TNL PCS Participações	142,567	(20,403)	165,986		100	100	(20,403)			142,567

							494,597	356,568	803,361	11,955,427	11,297,862	(2,662)

Other investments										7,632	7,632

Total investments										11,963,059	11,305,494

(i)        The equity in TMAR’s earnings is determined by the direct equity stake, after excluding treasury stock, which is 82.00% (03/31/2007 – 81.92%) in the case of TNL.

(ii)       On December 18, 2007, TNL sold all its shares in Telemar Telecomunicações to its indirect subsidiary Oi, for the sum of R$ 7,132, recording a discount of R$ 828.

Changes in the company’s investments arise, to a large extent, from equity in the earnings of its subsidiaries.

16        Property, plant & equipment

			Parent Company
			03/31/2008	12/31/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)
Buildings	23,796	(14,858)	8,938	9,097	4 to 10
Other equipment	831	(416)	415	437	10
Land	369		369	369
Hardware	16,113	(16,069	44	56	20
Other assets	9,462	(7,135)	2,327	2,457	10 to 20

	50,571	(38,478)	12,093	12,416

			Consolidated
			03/31/2008	12/31/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Cables (access network)	6,750,667	(4,310,832)	2,439,835	2,525,619	5 to 20
TMAR transmission equipment	9,838,539	(7,687,586)	2,150,953	2,099,825	5 and 20
Oi transmission equipment	2,316,007	(894,174)	1,421,833	1,434,648	10 and 20
Oi switching equipment	1,197,604	(433,753)	763,851	754,921	10 and 20
Underground pipelines	2,121,990	(1,384,705)	737,285	726,164	4
Buildings	2,087,559	(1,427,511)	660,048	674,197	4 to 10
Other equipment	2,071,594	(1,506,875)	564,719	559,230	10 and 20
Poles and towers	966,138	(430,291)	535,847	537,273	4 and 5
Work in progress	453,699		453,699	331,051
Improvements to third-party property	719,760	(311,554)	408,206	399,289	10
TMAR switching equipment	9,319,808	(8,920,198)	399,610	368,820	20
Trunking switches	5,513,808	(5,134,969)	378,839	420,620	5 to 10
Hardware	724,049	(538,241)	185,808	208,237	20
Inventory for network expansion	144,811		144,811	132,804
Land	142,242		142,242	141,681
Terminals	2,212,953	(2,158,999)	53,954	62,990	13 to 20
Way TV transmission equipment	28,506	(17,660)	10,846	10,977	10 and 20
Way TV switching equipment	127	(73)	54	58	20
Other fixed assets	635,743	(502,014)	133,729	140,248	10 to 20

	47,245,604	(35,659,435)	11,586,169	11,528,652

17        Intangible assets

			Parent Company
			03/31/2008	12/31/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Software	7,021	(4,822)	2,199	2,309	20
Trademarks and Patents	547	(362)	185	185

	7,568	(5,184)	2,384	2,494

			Consolidated
			03/31/2008	12/31/2007
					Annual rate of
		Accumulated	Residual	Residual	depreciation
	Cost	depreciation	value	value	(%)

Right of use – Oi and Way TV (i)	1,439,248	(533,826)	905,422	931,373	7 to 13
Software	1,517,477	(1,040,369)	477,108	489,550	20
Others	99,336	(67,923)	31,413	32,549	4 to 20

	3,056,061	(1,642,118)	1,413,943	1,453,472

(i)        This item largely refers to the right to use of the radio frequencies acquired by Oi in March 2001, for R$ 1,102,007, and in July 2003 and January 2004, for R$ 111,315, the amortization of which is calculated in accordance with the term of validity of such rights, extending up to March 13, 2016. The financial charges incurred up to Oi’s operational start up, totaling R$ 63,942, have been capitalized.

With regard to the contracts signed in 2003 and 2004, Oi made a down-payment of 10% of the contract value, when the contract was signed, and recognized the balance under its liabilities, separated into short and long term portions, with final maturities in 2011 and 2012, respectively. The outstanding balance is corrected monetarily according to the IGP-DI inflation index, plus interest of 1% per month.

In December 2007, Oi was the winning bidder for 16 of the 105 frequency packages put out to tender by ANATEL, thus conferring the right to provide personal mobile services (SMP) for an indefinite period and the use of radio frequencies in São Paulo for a period of 15 years, renewable for an equal period (involving an additional R$ 120,580), as well as increased band width in some states within Region I (Amazonas, Amapá, Pará, Maranhão, Roraima, Bahia, Espírito Santo, Sergipe, Alagoas, Paraíba, Piauí and Rio Grande do Norte), valid until March 13, 2016 (which involved a further R$ 10,526). At the signing of the contract, Oi paid 10% of the contract value and fully recognized the balance outstanding to ANATEL for these concessions, under its liabilities.

According to the rules of the tender, the outstanding balance may be settled in up to 6 equal, consecutive annual installments, with the first coming due in 2010, though it may be paid in advance. Opting for installments will incur IST, plus interest of 1% per month.

With the company’s acquisition of Way TV, which was approved by ANATEL on November 14, 2007, the balance outstanding in regard to that subsidiary’s authorizations to provide cable TV services has been added to the abovementioned due sum.

The total amount paid for the transfer of the authorizations was R$ 24,281, and its amortization has been calculated in line with the remaining validity of said authorizations, the average period being eight years.

18        Deferred assets - consolidated

These amounts correspond to expenses incurred by certain subsidiaries during their pre-operational phase, and they are being amortized based on economic feasibility studies carried out by third parties. The average amortization period is estimated at ten years for Oi Internet, AIX, Oi and TNL PCS Participações and at five years for Paggo. Way TV has deferred spending that is being amortized in five years, in the case of improvements to third-party property, and in ten years, in the case of the pre-operational expenses.

The consolidated deferred assets may be broken down as follows:

	Consolidated net value
	03/31/2008	12/31/2007
Financial expenses	368,071	368,071
Third-party services	237,026	234,703
	53,475	52,379
Materials (mainly handsets)	30,872	30,872
Rents and insurance	22,899	22,899
Revenue from the sale of handsets	(19,838)	(19,838)
Others	15,706	13,237
Accumulated amortization	(389,618)	(372,288)

	318,593	330,035

 The balances per subsidiary may be summarized as follows:

			03/31/2008	12/31/2007
		Accumulated	Residual	Residual
	Cost	amortization	value	value
Oi	637,754	(364,114)	273,640	283,227
TNL PCS Participações	25,815	(860)	24,955	25,600
AIX	21,512	(13,634)	7,878	8,443
Way TV	16,688	(9,262)	7,426	7,849
Oi Internet	4,000	(1,300)	2,700	2,800
Paggo	2,442	(448)	1,994	2,116

	708,211	(389,618)	318,593	330,035

19        Loans and financing

						Parent Company		Consolidated
		Take-up	Maturity	Guarantees	Financial charges	03/31/2008	12/31/2007	03/31/2008	12/31/2007
(a)	In local currency

	BNDES	11/2006	06/2014	TNL surety and TMAR receivables	TJLP + 2.50% p.a. & 4.50% p.a.			1,514,903	1,513,993

	BNDES (i)	07/2007	01/2015	TNL surety and Oi receivables	TJLP + 4.50% p.a.			440,636	440,372

	BNDES	09/2004	10/2012	TNL surety and Oi receivables	TJLP + 4.50% p.a.			437,876	461,483

	BNDES	12/2003	01/2011	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			225,376	245,115

	BNDES	07/2005	08/2013	TNL surety and TMAR receivables	TJLP + 3.50% p.a. & 4.50% p.a.			66,261	69,278

	BNDES	12/2000	01/2008	TNL surety and TMAR receivables	TJLP + 3.85% p.a.				36,152

	BNDES	12/2005	12/2013	TNL surety and TMAR receivables	TJLP + 4.50% p.a.			21,656	22,584

	Banco do Nordeste do Brasil S.A.	06/2004	12/2014	TMAR receivables	10.5% p.a.			166,093	174,096

	Others							49,285	19,553

	With subsidiaries			No guarantee	104% of the CDI rate	393,455	189,340

	Financial charges							18,508	18,544

					Total in local currency	393,455	189,340	2,940,594	3,001,170

						Parent Company		Consolidated

	Take-up	Maturity	Guarantees	Currency	Financial charges	03/31/2008	12/31/2007	03/31/2008	12/31/2007
In foreign currency

Citibank Tokyo (ii)	09/2007	09/2017	No guarantee	Yen	Japanese interbank rate +
					0.48% p.a.			732,763	661,437

ABN AMRO Bank N.V.	08/2001	08/2009	No guarantee	US$	LIBOR + 0.25% p.a.
					to 0.76% p.a.			199,139	233,039

ABN AMRO Bank S.A.	09/2005	09/2008	No guarantee	US$	5.45% p.a.			78,710	106,595

ABN AMRO Bank N.V.	01/2004	04/2009	No guarantee	US$	LIBOR + 3.0% p.a.
					to 4.83% p.a.			87,455	88,565

ABN AMRO Bank S.A.	06/2005	05/2008	No guarantee	US$	5.05% p.a.			52,473	53,139

ABN AMRO Bank S.A.	12/2005	11/2008	No guarantee	US$	5.43% p.a.			34,982	35,426

ABN AMRO Bank S.A.	06/2005	12/2010	No guarantee	US$	5.51% p.a.			32,883	33,300

ABN AMRO Bank S.A.	10/2005	10/2008	No guarantee	US$	5.28% p.a.			26,790	27,130

ABN AMRO Bank S.A.	02/2006	01/2009	No guarantee	US$	5.40% p.a.			23,626	23,926

Japan Bank for International	01/2003	01/2011	No guarantee	Yen	Japanese interbank rate +
Cooperation - JBIC					1.25% p.a.	196,186	206,605	196,186	206,605

Japan Bank for International	08/2001	01/2010	No guarantee	Yen	1.65% p.a.	163,977	185,019	163,977	185,019
Cooperation - JBIC

Unibanco - União de Bancos Brasileiros S.A.	09/2006	12/2008	No guarantee	Yen	1.0% p.a.	309,450	279,329	309,450	279,329

FINNVERA - Finnish Export Credit	02/2003	02/2012	No guarantee	US$	LIBOR + 0.29% p.a.			139,928	159,417

FINNVERA - Finnish Export Credit	11/2004	11/2010	No guarantee	US$	LIBOR + 0.76% p.a.			61,803	75,104

KFW - Kreditanstalt Fur Wiederaufbau	02/2003	08/2012	No guarantee	US$	LIBOR + 0.22% p.a.			64,123	72,152

						Parent Company		Consolidated
	Take-up	Maturity	Guarantees	Currency	Financial charges	03/31/2008	12/31/2007	03/31/2008	12/31/2007
KFW - Kreditanstalt Fur Wiederaufbau	07/2002	01/2011	No guarantee	US$	LIBOR + 0.5% p.a.
					to 2.0% p.a.			42,716	55,099

Société Générale / Coface	02/2003	11/2012	No guarantee	US$	LIBOR + 0.22% p.a.			50,619	51,262

Société Générale / Natexis	12/2004	10/2009	No guarantee	US$	LIBOR + 1.95% p.a.			29,985	30,365

Nordic Investment Bank - NIB	11/2004	11/2010	No guarantee	US$	LIBOR + 0.76% p.a.			24,987	30,365

Nordic Investment Bank - NIB	03/2003	02/2012	No guarantee	US$	LIBOR + 0.75% p.a.			26,236	29,891
			on Oi equipment

BNDES	12/2003	01/2011	TNL surety and		BNDES variable rate
			TMAR receivables	UMBNDES (iii)	+ 4.50% p.a.			31,613	34,625

BNDES	12/2000	01/2008	TNL surety and	UMBNDES (iii)	BNDES variable rate
			TMAR receivables		+ 3.85% p.a.				7,706

Banco Santander do Brasil S/A	04/2005	04/2008	No guarantee	US$	5.9% p.a.			21,318	21,589

Senior Notes	12/2003	12/2013	No guarantee	US$	8% p.a.	262,365	265,695	262,365	265,695

Financial charges						13,120	7,900	57,991	58,864

			Total in foreign currency			945,098	944,548	2,752,118	2,825,644

			Balance of foreign currency swap operations			392,753	538,154	1,076,081	1,316,261

			Total loans and financing			1,731,306	1,672,042	6,768,793	7,143,075

			Loans and financing - Short term			655,783	641,202	2,081,892	1,960,127
			Loans and financing - Long term			1,075,523	1,030,840	4,686,901	5,182,948

(a)                   Turnover of loans and financing during the period ended on March 31, 2008 (consolidated)

Balance at				Balance at
12/31/2007	Additions	Amortization	Financial charges	03/31/2008

7,143,075	44,781	(659,237)	240,174	6,768,793

(b)       Description of the principal loans and financing taken up in 2007 and 2008

(i)        In July 2007, Oi closed a financing contract with the BNDES (Brazilian Development Bank), amounting to R$ 466,760, and drew down R$ 290,000 that same month and R$ 150,000 in October to finance the expansion and technological upgrading of its mobile telecommunications network, scheduled to be carried out between 2006 and 2008. The financial charges come due on a quarterly basis, until January 2010, becoming monthly for the period February 2010 to January 2015. The principal is payable on a monthly basis, as from February 2010.

(ii)       In September 2007, TMAR obtained a syndicated loan of R$ 664,360 (US$ 360,000) to finance the expansion and technological upgrading of its wireline network. This international facility was put together by a consortium of banks, led by Citibank Tokyo and Sumitomo Mitsui Banking Corporation. The Japanese Development Bank (JBIC - Japan Bank for International Cooperation) is the guarantor. The Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and ING Bank N.V. also participated in the consortium.

(iii)      The BNDES announces its currency basket rate (UMBNDES) on a daily basis.

The repayment of long-term debt has been scheduled as follows:

	Parent Company	%	Consolidated	%
In local currency
2009	393,455	36.6	323,492	6.9
2010			606,858	12.9
2011			541,286	11.5
2012			508,735	10.9
2013 onwards			674,018	14.4

	393,455	36.6	2,654,389	56.6

In foreign currency
2009	162,574	15.1	498,762	10.6
2010	209,233	19.5	467,788	10.0
2011	47,897	4.5	231,478	5.0
2012			141,082	3.0
2013 onwards	262,364	24.3	693,402	14.8

	682,068	63.4	2,032,512	43.4

Total
2009	556,029	51.7	822,254	17.5
2010	209,233	19.5	1,074,646	22.9
2011	47,897	4.5	772,764	16.5
2012			649,817	13.9
2013 onwards	262,364	24.3	1,367,420	29.2

	1,075,523	100.0	4,686,901	100.0

20        Taxes payable and deferred

	Parent Company		Consolidated
	03/31/2008	12/31/2007	03/31/2008		12/31/2007
	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

ICMS (i)			398,841		444,065
ICMS - Covenant 69/1998 (ii)				84,578		76,764
PIS and COFINS	901	58,141	96,356		157,887
Income tax payable	1,110	703	278,121		495,332
Social contribution payable			121,708		248,354
Deferred income tax and social
contribution – Law no 8,200/1991			11,066		11,234
Others	705	704	39,984		35,287	2,653

	2,716	59,548	946,076	84,578	1,392,159	79,417

(i)  Various municipal, state, and federal taxes are levied on telecom services, the main one being ICMS (Value Added Tax on sales and services), charged by the states at diverse rates. The ICMS rate is 35% for Rondônia, 30% for the states of Pará, Paraíba, Mato Grosso and Rio de Janeiro; 29% for Goiás and Mato Grosso do Sul; 28% for Pernambuco; 27% for Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná and Alagoas; and 25% for all the other states.

(ii)  Consolidated figures shown net of judicial deposits amounting to R$ 149,815 (12/31/2007 – R$ 146,163).

21        REFIS II – Tax Refinancing Program

TNL and its subsidiaries TMAR and Oi have all adhered to the PAES – Special Scheduling (also known as the REFIS II – Tax Refinancing Program), governed by Law  nº 10,684/2003, with the registration of a substantial portion of the debt to the National Treasury and the INSS that was due up to February 28, 2003. According to the provisions of Article 7 of the aforementioned law, TNL and its subsidiaries are obliged to make timely payment of the installments under the REFIS II, and may be excluded from the program in the event of late payment in three consecutive months or in six alternating months, whichever may happen to occur first.

The refinancing has been scheduled over 180 months for TNL and 120 months for its subsidiaries, and the amounts of R$ 3,929 (TNL) (previous quarter R$ 3,868) and R$ 34,030 (consolidated) (previous quarter R$ 33,507) were settled on time during the period ended on March 31, 2008, in compliance with the provisions of CVM Instruction nº 346, which deal with the regularity of the payments as an essential requirement for retaining the conditions provided for under the REFIS II program.

The amounts scheduled under the REFIS II program are as follows:

	Parent Company				Consolidated
	03/31/2008		12/31/2007		03/31/2008		12/31/2007
	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term
COFINS					70,932	296,861	69,835	309,729
CPMF	4,260	39,060	4,195	39,852	29,677	144,792	29,218	150,205
IOF	11,537	105,763	11,358	107,909	15,148	120,587	14,914	123,393
Income tax					13,027	52,063	12,826	54,465
Social contribution					4,380	22,045	4,313	22,782
INSS - SAT					3,082	19,023	3,135	19,461
PIS					629	2,875	618	2,985

	15,797	144,823	15,553	147,761	136,875	658,246	134,859	683,020

            A breakdown of the REFIS II amounts, showing principal, fines and interest, is presented below:

	Consolidated
	03/31/2008				12/31/2007
	Principal	Fines	Interest	Total	Total
COFINS	265,082	26,618	76,093	367,793	379,564
CPMF	126,760	12,676	35,033	174,469	179,423
IOF	99,407	9,940	26,388	135,735	138,307
Income tax	35,668	8,422	21,000	65,090	67,290
Social contribution	14,655	3,272	8,498	26,425	27,095
INSS - SAT	12,984	2,235	6,886	22,105	22,596
PIS	2,234	249	1,021	3,504	3,604

	556,790	63,412	174,919	795,121	817,879

These amounts are corrected monetarily according to the variations of the TJLP (Long Term Interest Rate), with R$ 2,531 (TNL) and R$ 12,654 (consolidated) being recognized as “Financial expenses” during the period ended on March 31, 2008 (see Note 6).

 As at March 31, 2008, the payment flows through the REFIS II program, adjusted to present value at the rate of 12% p.a. (forecast average rate of remuneration), for the remaining period of ten years and two months, amount to R$ 131,338 (TNL) and R$ 690,380 (consolidated).

Faced with the undue classification, by the SRF (Federal Internal Revenue Department) and the PGFN (Office of the Chief Attorney for the National Treasury), of debts under the PAES program, TMAR felt obliged to take legal action in order to prove its good standing with regard to payment of the installments under the program, as well as to substantiate the debts that were included in that program. To this effect, and in view of the concession of a preliminary injunction conditional upon a guarantee, supplementary judicial deposits of approximately R$ 3 million per month were made until such time as an administrative or judicial decision be handed down determining the correct balance of the debts included in the PAES scheme. In May 2006, TMAR obtained a judicial ruling authorizing the monthly guarantee presented in this legal action to be effected by means of a bank guarantee, instead of a cash deposit.

In the cases of TNL and Oi, the same error has been committed by the administrative authorities, with the undue inclusion of amounts other than those specified by the companies. On August 22, 2006, the SRF removed TNL and Oi from the REFIS II program, on the grounds of alleged payment default. Since the management and its legal advisors consider that this exclusion is totally unfounded, given that the calculation of the installments to be paid is based on the amounts that the companies themselves asked to be included, TNL and Oi are taking the necessary administrative and judicial steps for their reinstatement in the REFIS II program. In the event that the REFIS II debt is recalculated without including the benefits provided for in Law nº 10,684/2003, the amount of the long-term debt, totaling R$ 148,769 (consolidated), will be transferred to current liabilities.

22         Provisions for legal contingencies

(a)       Composition of the book balance

		Parent Company		Consolidated
		03/31/2008	12/31/2007	03/31/2008	12/31/2007
	Fiscal
(i)	ICMS tax assessments			394,717	388,954
(ii)	FUST			88,008	79,416
(iii)	Compensation for tax losses
	and negative contribution base			55,090	54,169
	INSS (joint responsibility,
	professional fees and indemnifications)			51,176	50,350
(iv)	ISS	424	424	50,387	49,027
(ii)	FUNTTEL			48,682	44,864
(v)	ILL			43,489	43,346
(v)	Other claims	4	4	80,669	79,128
	Associated judicial deposits (*)			(151,777)	(151,628)

		428	428	660,441	637,626

	Labor

(i)	Overtime	527	308	192,840	192,683
(ii)	Pay differences			124,725	126,402
(iii)	Indemnifications			114,764	89,023
(iv)	Fines			87,843	81,887
(v)	Sundry extras			59,597	78,283
(vi)	Claims by outsourced personnel			59,735	62,579
(vii)	Professional fees			45,305	41,301
(viii)	Pension differences			30,790	31,937
(ix)	Contractual rescission			22,592	23,415
(x)	FGTS			16,220	15,280
(xi)	Employment links			15,446	14,839
(xii)	Other claims			66,537	59,317
	Associated judicial deposits (*)			(278,181)	(234,522)

		527	308	558,213	582,424
	Civil

(i)	ANATEL estimates			311,064	303,026
(ii)	Small claims courts			74,263	81,163
(iii)	ANATEL fines			63,457	67,942
(iv)	Other claims	4	3	286,856	275,003

		4	3	735,640	727,134

		959	739	1,954,294	1,947,184

(*) In accordance with CVM Resolution no 489/2005.

In accordance with the terms of the respective legislation, the provisions for legal contingencies are corrected monetarily on a monthly basis, using the following indices and interest rates:

Fiscal:    Variations of the SELIC (Brazilian Central Bank base rate) and UFIR (Fiscal Unit of Reference);

Labor:    Indices of the TRTs (Regional Labor Courts), plus interest of 1% per month;

Civil:      Variations of the UFIR, plus monthly interest (0.5% up to January 9, 2003 and 1% as from January 10, 2003) and, for ANATEL, the IGP-DI inflation index.

(b)     Breakdown of the claims, net of judicial deposits, according to level of risk, as at March 31, 2008 (consolidated)

	Fiscal	Labor	Civil	Total

Probable	660,441	558,213	735,640	1,954,294
Possible	7,623,767	382,709	2,627,401	10,633,877
Remote	733,150	463,867	385,175	1,582,192

Total	9,017,358	1,404,789	3,748,216	14,170,363

(c)     Summary of the changes in the balances of the provisions for legal contingencies

	Parent Company
	Fiscal	Labor	Civil	Total
Balance at December 31, 2007	428	308	3	739

Additions, net of reversals (Note 5)		136		136
Write-downs due to settlement
Monetary correction (Note 6)		83	1	84

Balance at March 31, 2008	428	527	4	959

	Consolidated
	Fiscal	Labor	Civil	Total
Balance at December 31, 2007	637,626	582,424	727,134	1,947,184

Additions, net of reversals (i)	25,366	23,548	30,297	79,211
Write-downs due to settlement	(17,769)	(32,336)	(41,096)	(91,201)
Monetary correction (Note 6)	15,367	28,236	19,305	62,908
Associated judicial deposits	(149)	(43,659)		(43,808)

Balance at March 31, 2008	660,441	558,213	735,640	1,954,294

(i)  The total additions in the period, net of reversals, amounting to R$ 79,211, comprise the cost of the provisions for legal contingencies, to the sum of R$ 68,942 (see Note 5), and the amounts shown in the table below, totaling R$ 10,269.

The amounts of the provisions in relation to ICMS on the leasing of IP gateways, INCRA, FUST, FUNTTEL and an ICMS power consumption credit are recorded in the respective accounts for these charges, as shown below:

	Consolidated
	03/31/2008	03/31/2007
Payroll:
INCRA	(143)	(187)

Other operating expenses:
FUST	(6,438)	(11,037)
FUNTTEL	(3,172)	(4,861)
ICMS credit in relation to power consumption	(516)	(569)

	(10,269)	(16,654)

(d)       Probable contingencies (consolidated)

Fiscal:

(i)  ICMS (Value Added Tax on Sales and Services) tax assessments - Refers to a provision that is considered by the management to be sufficient to cover the various tax assessments in relation to: (a) insistence on levying ICMS, instead of ISS, on certain revenues; (b) offsetting and appropriation of credits on the acquisition of goods and other inputs required for network maintenance; and (c) assessments relating to non-compliance with access obligations.

(ii)  FUST and FUNTTEL - The provision is in relation to the change in the calculation of the FUST (Fund for Universal Access to Telecommunications Services) fee, introduced by ANATEL Abridgement no 7 (no longer allowing the exclusion of EILD and interconnection charges from the calculation base, applied retroactively). In this regard, acting through ABRAFIX (Brazilian Association of Fixed Telephony Companies), TMAR has issued an injunction to prevent the application of the rule in question, and has been making judicial deposits of the calculated differences. The company believes that whatever decision is handed down regarding the FUST fees will also apply to the FUNTTEL (Fund for the Technological Development of Brazilian Telecommunications) fees.

(ii)  Compensation for tax losses and a negative contribution base - TMAR has obtained an injunction guaranteeing compensation for tax losses and a negative social contribution calculation base, ascertained for the base years prior to and including 1998, offsetting these against 100% of future taxable income.

(iv)  ISS (Tax on Services) - TMAR maintains provisions for tax assessments in relation to queries regarding the levying of ISS tax on a variety of value-added, technical and administrative services, such as the leasing of equipment. The amount provided for represents that portion of these assessments that the company’s legal advisers consider to be liable to the incurring of loss.

(v)  ILL (Tax at Source on Net Income) - TMAR offset the ILL paid up to the calendar year 1992, based on decisions by the STF (Federal Supreme Court) with regard to the unconstitutional nature of said tax. Nevertheless, although the merits of the argument have been made clear in the forum of the higher courts, a provision is still maintained, in view of the fact that a definitive decision has not yet been handed down as to the criteria for correcting these credits monetarily.

(vi)  Other claims - These largely relate to provisions to cover IPTU (municipal real-estate tax) assessments, amounting to R$ 10,462 (12/31/2007 – R$ 10,462), and sundry tax assessments relating to income tax and social contribution charges, totaling R$ 40,249  (12/31/2007 – R$ 39,213).

Labor:

(i)      Overtime - Claims relating to requests for overtime payment, for work done outside normal working hours.

(ii)     Pay differences - This item largely represents amounts arising from pay differences among the employees in relation to claims for equal pay/reinstatement, by those whose receive less pay for doing an identical job, in association with other requirements provided for in the applicable legislation.

(iii)    Indemnification - The indemnities correspond to requests for reimbursement or compensation for losses incurred during the validity of the employment contract, due to a variety of reasons, that includes: work-related accident, provisional job stability, pain and suffering, restoration of payroll deductions, child day care benefit and productivity bonus, provided for in the collective labor agreement.

(iv)    Labor fines - These are fines provided for under the CLT (Labor Laws) in the event of non or late payment of labor-related items.

(v)     Sundry extras - These, in large part, reflect the expectation of losses in proceedings relating to demands for a risk premium by employees who work in environments that may be considered hazardous, particularly those close to high-voltage electrical installations.

(vi)    Knock-on effect - Claims filed by former employees of contractors, holding TMAR secondarily responsible for amounts possibly owing and not paid by those contractors, usually because they went out of business.

(vii)   Professional fees - These refer to the legal costs awarded to winning plaintiffs, including the fees due in claims supported by a pertinent labor union, as well as the fees of specialists and their assistants.

(viii)  Pension differences - These are claims relating to differences due to former employees under the private pension scheme, arising from payroll extras that were not taken into consideration when calculating the pension value.

(ix)    Contractual rescission - Represents amounts due but not paid upon the rescission of the contracts of former employees, including indemnification provided for in the company’s plan to encourage voluntary contractual rescissions (PIRC).

(x)     FGTS - These are claims referring to differences arising from the depositing of the plaintiff’s FGTS (Length of Service Indemnity Fund), and also the issue of compensation for the losses generated by government economic plans in the 1980s and 90s, as well as in relation to the payment of a fine, equivalent to 40% of the FGTS balance, in the event of unfair dismissal.

(xi)    Employment links - These are claims by former employees of contractors, attempting to establish a direct employment link with the company, on the grounds of unlawful outsourcing and/or elements of a connection, such as direct subordination.

(xii)   Other claims - Refer to a variety of issues, relating to requests for reinstatement, profit share, and making up payroll shortfalls, among others.

Civil:

ANATEL estimates - The change during the quarter ended on March 31, 2008 is largely due to an R$ 8,038 provision supplement, arising from non-compliance with PGMU (General Target Plan for Universal Access) obligations.

Small claims courts - Questions raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages. During the period to March 31, 2008, payments were made in settlement of various of these suits, to the sum of R$ 14,092, offset by new provisions amounting to R$ 7,192.

ANATEL fines - These largely refer to the company’s alleged failure to meet quality targets (PGMQ and RIQ).

(iv)    Other claims - These relate to various lawsuits in progress with regard to the rescission of contracts, indemnification of former suppliers and contractors, and expansion plans linked to the issuing of shares, among others. The change that occurred during the quarter to March 31, 2008 is due to a review of the risk of incurring losses in regard to these proceedings, based on the opinion of the company’s legal advisors, as well as on the reassessment of the amounts of the provisions to cover losses arising from lawsuits over the rescission of contracts.

(e)        Possible contingencies (not provided for)

TNL and its subsidiaries also have a number of proceedings wherein the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no contingency provisions have been made.

The principal contingencies classified as involving possible losses, in the opinion of the company’s legal advisors, are summarized below:

Fiscal:

ICMS - There have been a number of ICMS tax assessments against TMAR, amounting to approximately R$ 1,868,162 (12/31/2007 – R$ 1,751,120), most notably in regard to two situations: the levying of ICMS on certain revenues from services that are already taxed for ISS or that do not form part of the ICMS tax base, and the offsetting of credits in relation to the acquisition of goods and other inputs necessary for network maintenance.

ISS - Assessments relating to the levying of ISS on the leasing of equipment, wake-up calls and other communication services, amounting to a total of approximately R$ 1,252,500 (12/31/2007 – R$ 1,220,855), have not been provided for, being classified by the company’s legal representatives as potential losses, since these activities are either not subject to the levying of ISS or are already being taxed for ICMS. Furthermore, and strengthening the arguments of the defense, the STF (Federal Supreme Court) decided, in the fourth quarter of 2001, that ISS should not be levied on the leasing of equipment, to which a substantial portion of these assessed amounts are related.

INSS (National Institute of Social Security) - There are proceedings totaling approximately R$ 828,943 (12/31/2007 – R$ 808,000) relating mainly to joint liability, the applicable percentage of Workplace Accident Insurance (SAT) and amounts liable to incurring social security charges. Notable among these is the questioning of the levying, by the INSS (Tax Assessment Notifications - NFLDs in July 2005), of social security contributions on payments in regard to TMAR employee profit sharing, made under the terms of Law no 10,101 and Article 7 of the 1988 Federal Constitution. Such payments should not form part of the calculation base for said contribution. The amount involved in this assessment comes to R$ 297,282 (12/31/2007 – R$ 289,771).

Federal taxes - There are also various federal tax assessments, largely relating to alleged failure to pay or to undue compensatory procedures, amounting to approximately R$ 1,192,355 (12/31/2007 – R$ 1,074,334). Based on the opinion of its legal advisors, the company’s management considers that there is a good chance of success in these proceedings, and for this reason has made no provisions for possible losses.

There follows a list of other charges made by the federal authorities:

(i)        IRPJ, CSLL, PIS and COFINS – Amortization of premium – Assessment of July 2005 - The questioning of the sum of R$ 1,933,249 (12/31/2007 – R$ 1,884,405), largely in relation to a corporate transaction carried out by TNL in 1998, to appropriate the goodwill determined in relation to the privatization auction of the Telebrás System. The amortization of the goodwill and the corresponding tax deduction are provided for in Law n° 9,532/1997, which, in Article 7, authorizes the result of the amortization of goodwill to be included in calculating the taxable income of a company resulting from a merger, split or consolidation, where one of the parties has an equity stake in the other, acquired at a premium based on the prospect of the other’s future profitability. Hence, the prevailing federal legislation expressly allows the possibility of making use of premiums paid in the acquisition of equity stakes. This is a normal market practice and followed, moreover, the stipulations of CVM Instruction n° 319/1999. TNL is supported by the legal opinions of four renowned tax law firms, whose reports confirm the legality of the procedures adopted in the aforementioned transaction.

The company has duly contested the tax assessment notice. The decision in the lower administrative court, which reduced the amount in question by approximately R$ 300 million, was considered by the Taxpayers’ Council to be invalid and the company is now awaiting a decision on appeal to the Judgement Commission.

(ii)       IRRF, IRPJ, CSLL, PIS and COFINS – Undue disallowances - In August 2000, TMAR was assessed for a total of R$ 993,689 by the Federal Internal Revenue Department of Rio de Janeiro, based on events that occurred in 1996, and therefore prior to the privatization. Of the aforementioned sum, approximately R$ 51,000 was registered under the REFIS II program. After the final decision, the remaining amount, which is being legally questioned and for which the maximum risk level is considered to be possible, totals approximately R$ 84,441 (12/31/2007 – R$ 82,308).

(iii)      PIS and COFINS – Undue disallowances - On June 30, 2006, TMAR received a tax assessment from the SRF, for the sum of R$ 694,995 (12/31/2007 – R$ 677,436), in relation to a number of disallowances of exclusions from the PIS and COFINS calculation bases, due to the inspectors failing to consider the information contained in rectified returns (DCTFs) when calculating the due amounts, and inaccuracies on the part of the inspectors in the comparison of the specified PIS and COFINS against the DCTFs. TMAR has compiled the documentary evidence to sustain the accuracy of its own calculations and payments and, based on the opinion of its legal advisers, the management considers the risk of incurring losses in this case to be possible.

A partially favorable decision has been obtained in the lower court, which is still provisional, leading to a reduction of approximately R$ 395,110 (12/31/2007 – R$ 385,127) in the amount assessed, and the company has appealed against the unfavorable part of the decision. Given that the reduction results from the identification of errors committed, TMAR’s management believes that liability for this reduced portion should be considered remote, with the remaining balance considered possible.

(iv)      Fine - IRRF on loan – Assessment of December 2007 - The taxation authorities fined TMAR the sum of R$ 164,232 (12/31/2007 – R$ 160,083) for not having deducted corporate income tax at source (in the calendar years 2002 and 2003) on the gains arising from loan agreements with the parent company, TNL. The company’s legal advisors believe there are strong arguments for the defense, since, in addition to part of the amount in question having already lapsed, said retention was waived by Article 77, subsection II of Law no 8,981/95, which was only later revoked by Law no 10,833/2003.

Labor:

These relate to questions regarding various claims in relation to pay differences, overtime, risk premium and joint liability, among others, amounting to a total of approximately R$ 382,709 (12/31/2007 – R$ 387,124), which are mainly before lower courts of law and for which no ruling has been handed down regarding the merits of these cases.

Civil:

These refer to lawsuits in relation to which no judicial ruling has been handed down, the principal objectives of which are associated with issues regarding network expansion plans, indemnification for pain and suffering and material damages, collection proceedings, and tendering processes, among others. These issues are represented by at least 24,954 lawsuits (12/31/2007 – 24,507), involving a total value of approximately R$ 2,627,401 (12/31/2007 – R$ 2,470,693).

This total is based, exclusively, on the amounts claimed by the plaintiffs (which are typically in excess of the merits of the case), and the final judicial decisions are still pending.

23        Debentures

At an Ordinary General Meeting of the shareholders of TMAR, held on March 7, 2006, approval was given for a public issue of 216,000 (two hundred and sixteen thousand) simple, non-convertible debentures, in two series, with a nominal unit value of R$ 10, making a total of R$ 2,160,000. The issue date was set at March 1, 2006, with the placement date on March 27, 2006. The maturity of the 1st series is five years and of the 2nd series is seven years, from the issue date, and the remuneration is equivalent to 103% p.a. of the CDI rate, for the 1st series, and the CDI rate plus a 0.55% p.a. spread for the 2nd series. The interest recorded under current liabilities, as at March 31, 2008, amounting to R$ 17,813 (12/31/2007 – R$ 76,189), is amortized half-yearly. The most recent date was March 1, 2008 and the next occasion will be September 1, 2008. TMAR’s Board of Directors approved this transaction on March 15, 2006.

At an Ordinary General Meeting of the shareholders, held on April 17, 2007, approval was given for a private issue by TMAR of 5,400 (five thousand, four hundred) simple, non-convertible debentures, in up to five series, at a nominal unit value of R$ 10, making a total of R$ 54,000, with a view to financing the expansion of the mobile telephone services in a variety of locations within the state of Minas Gerais (under the "Minas Comunica" project). The indenture was signed on December 18, 2007 and subscription to the 1st series, to the sum of R$ 11,080, took place on December 28th. Subscription to the 2nd series, to the sum of R$ 19,660, occurred on March 24, 2008. The final maturity of these debentures is on July 5, 2021, with partial amortization in 2018, 2019 and 2020. The debentures are to be remunerated according to the IPCA (inflation index) + 0.5% p.a. and interest amounting to R$ 257 was recorded under long term liabilities for the period to March 31, 2008.

24        Shareholders’ equity

At an Ordinary General Meeting of the shareholders, held on April 11, 2008, approval was given for the allocation of the net profit for the year ended on December 31, 2007, amounting to R$ 2,296,737, plus R$ 18,245 in dividends and interest on capital that lapsed in 2003, making a total of R$ 2,314,982, as follows: (a) R$ 114,837 to the legal reserve; (b) R$ 760,000 for an increase in capital; (c) R$ 768,681 to a revenue reserve; and (d) distribution to the shareholders of the remaining R$ 671,464, with R$ 80,016 in dividends and R$ 591,448 as interest on capital, payment of which began on April 15, 2008.

At an Extraordinary General Meeting of the shareholders, also held on April 4, 2008, a proposal was approved for the appropriation of interest on capital over the course of the 2008 fiscal year, to the sum of R$ 700,000.

The reconciliation of net profit for the period and shareholders’ equity as at March 31, 2008, between the parent company and the consolidated figures, is shown below:

	Net profit for the period	Shareholders’ equity

Parent Company	472,423	11,393,815

Elimination of unrealized profit on the sale of
TNL’s equity stake in Pegasus to TMAR		(43,271)

Elimination of unrealized profit on the sale of
TNL’s equity stake in Oi to TMAR		(499,994)

Elimination of goodwill amortization on the premium paid by
TMAR in its acquisition of TNL’s equity stake in Pegasus		99,044

Amortization of TNL’s goodwill in Pegasus		(55,772)

Elimination of goodwill amortization on the premium paid by
TMAR in its acquisition of TNL’s equity stake in Oi	13,274	256,634

Consolidated	485,697	11,150,456

25        Financial instruments

The exposure of TNL and its subsidiaries to market risk stems mainly from changes in foreign exchange rates, since a large part of their debt is denominated in foreign currency, while their revenues are in the local currency (real). In order to reduce this risk exposure, the companies use derivatives such as swap contracts. TNL and its subsidiaries do not use derivatives for any other purpose.

These transactions are carried out through the company’s treasury area, in line with a strategy that has been previously approved by the management.

(a)       Foreign exchange risk

Approximately 35% (12/31/2007 - 35%) of the consolidated debt, including debentures and excluding swap transactions, is denominated in foreign currency (U.S. dollars or Japanese yen, or in the BNDES basket of currencies).

The sum of the nominal values of the currency swaps and foreign currency investments, as at March 31, 2008, was US$ 1,089,011,000 (12/31/2007 - US$ 1,148,926,000) in the consolidated figures and US$ 522,578,000 (12/31/2007 - US$ 515,973,000) for the parent company, providing 69% and 97% (12/31/2007 - 72% and 97%) foreign exchange risk cover, respectively.

A summary of the position of these transactions is shown below:

	Value of the hedging contracts		Hedging gain (loss)
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Parent Company
Foreign currency investments (i)	603,310	572,807	30,504	(18,358
Foreign exchange swaps	310,455	340,877	21,245	(39,895)

Consolidated
Foreign currency investments (i)	923,276	893,119	30,158	(24,740
Foreign exchange swaps	981,090	1,141,571	(17,145)	(138,390)

The currency swap operations transfer the risk from foreign exchange variations to the variations of the CDI rate.

(i)        Earnings from financial investments denominated in foreign currency are recorded in the results of hedging transactions (see Note 6).

(b)       Interest rate risk

TNL and its subsidiaries have loans and financing that is subject to floating interest rates, based on the TJLP or the CDI, in the case of debt denominated in local currency, and on the LIBOR, in the case of debt denominated in U.S. dollars, on the Japanese interbank rate (“Japanese LIBOR”), in the case of debt denominated in Japanese yen, and on the BNDES’s variable currency basket rate (UMBNDES), in the case of debt linked to the BNDES’s foreign currency funding. In order to reduce its exposure to LIBOR variations, TNL and its subsidiaries engage in swap transactions that convert the LIBOR rates into fixed rates.

At March 31, 2008, approximately 84% (12/31/2007 – 85%) of the assumed debt, including debentures, was subject to floating interest rates, and 7% (12/31/2007 – 8%) had been exchanged for fixed rates, by means of swap transactions.

	Value of the hedging contracts		Hedging gain (loss)
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Interest rate swaps:
Parent Company	37,230	43,986	(812)	(1,654)
Consolidated	448,187	537,676	(525)	906

(c)        Credit concentration risk

The concentration of credit risk associated with accounts receivable from customers is not material, due to the company’s highly diversified client portfolio and the monitoring controls applied. The doubtful debts are adequately covered by a provision for potential losses in this respect (see Note 10).

Transactions with financial institutions (financial investments, loans and financing) are distributed among first class institutions, thereby avoiding any risk of concentration.

(d)       Market value of the financial instruments

With the exception of direct investment in TMAR, the market values of the principal financial instruments are similar to their book values, as shown below:

		03/31/2008
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Loans and financing	1,731,306	1,748,498	6,768,793	6,788,235
(ii)	Investment in marketable securities	617,238	617,238	6,388,810	6,388,310
(ii)	Debentures			2,208,810	2,208,810
(iii)	Direct and indirect investment in TMAR	11,807,261	20,394,163

		12/31/2007
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Loans and financing	1,672,042	1,678,673	7,143,075	7,150,653
(ii)	Investment in marketable securities	586,385	586,385	6,205,772	6,205,772
(ii)	Debentures			2,247,269	2,247,269
(iii)	Direct and indirect investment in TMAR	11,292,241	17,402,991

(i)        The market values of the loans & financing and debentures were calculated at the present value of these financial instruments, considering the interest rate adopted by the market for transactions of a similar kind, term and level of risk.

(ii)       The book balances of investments in marketable securities and debentures, at March 31, 2008 and December 31, 2007, are similar to their market values, because they are recorded at realizable value.

(iii) Calculation of the market value of investment in TMAR was based on the closing stock market quotation at the São Paulo stock exchange (BOVESPA) on the last business day of the quarter. No estimate was made of the market values of the investments in privately owned subsidiaries, since there is no active market for such instruments. It should be emphasized that the market value calculation based on stock market quotations is derived from transactions between minority shareholders and does not necessarily represent the amount that would be obtained in a transaction involving the transfer of TNL’s controlling equity stake in TMAR.

26        Employee benefits

(a)       Private pension schemes

TNL and its subsidiaries TMAR, Oi and Oi Internet sponsor retirement schemes for the benefit of those employees who opt for them. The PBS-Telemar and TelemarPrev schemes are run by the Atlantic Social Security Foundation (FASS - Fundação Atlântico de Seguridade Social), while the PBS-Assistidos supplementary benefit scheme is run by the Sistel Social Security Foundation (SISTEL - Fundação Sistel de Seguridade Social), and their costs are recognized in the financial statements in accordance with CVM Resolution nº 371/2000, which means, in the case of the defined benefit schemes (PBS-Assistidos and PBS-Telemar), over the working life of the participants, and, in the case of the defined contribution scheme, in line with the monthly contribution payments, based on actuarial calculations approved by the SPC - Supplementary Social Security Department.

(b)       Employee profit sharing

The employee profit sharing scheme was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for shareholders. The scheme comes into effect when the following targets are met:

  Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and
  Operational, quality and market indicators.

On March 31, 2008, the subsidiaries TMAR, Oi and Oi Internet recorded provisions based on the estimated attainment of these targets, amounting to R$ 18,474 (03/31/2007 – R$ 17,211).

The differences between the amounts of the provisions and the figures presented in the statements of income are due to reversals or supplements in relation to the previous year’s estimates, made upon the effective payment thereof.

(c)        Other employee benefits

The company also provides its employees with medical and dental schemes, pharmacy and child day-care assistance, and group life insurance, with deductions from the payroll made in accordance with the pay scales determined in the applicable collective labor agreements.

(d)       Stock option scheme

At an Extraordinary General Meeting of the shareholders, held on April 11, 2007, approval was given for the Stock Option Scheme, which may be seen on the company’s website (www.oi.com.br/ri) and also that of the CVM (www.cvm.gov.br). The scheme is to be managed by the Board of Directors, which will from time to time launch stock option programs.

The Stock Option Program 2007 covers 40 beneficiaries, who are collectively entitled to a total corresponding to up to 1.31% of the subscribed and paid in share capital, the exercising of which will be effected in four equal annual blocks. The exercise price that has been set was based on the weighted average Bovespa quotation over the 30 days immediately preceding the concession date, and it will be corrected monetarily according to the IGP-M inflation index.

27        Transactions with related parties – parent company

Transactions with related parties are carried out at prices, over terms and under other conditions similar to those with third parties. The principal transactions are summarized below:

	03/31/2008
				TNL PCS	Telemar
	TMAR	Oi	TNL.Trading	Participações	Participações	Total
Assets
Loans to subsidiaries			36			36
Dividends and interest on capital (Note 16)	803,361					803,361
Other assets	5,386					5,386

	808,747		36			808,783

Liabilities
Loans and financing		393,455				393,455
Dividends and interest on capital					104,985	104,985

		393,455			104,985	498,440

Revenue
Financial income	5,041		1	1,499		6,541

Expenses
Financial expenses	(9)	(9,068)				(9,077)

	12/31/2007
				TNL PCS	Telemar
	TMAR	Oi	TNL.Net	Participações	Participações	Total
Assets
Loans to subsidiaries				163,263		163,263
Dividends and interest on capital (Note 16)	802,037					802,037
Other assets	5,444					5,444

	807,481			163,263		970,744

Liabilities
Loans and financing	1,596	187,734	10			189,340
Dividends and interest on capital					104,811	104,811

	1,596	187,734	10		104,811	294,151

	03/31/2007
				TNL PCS	Telemar
	TMAR	Oi	TNL.Net	Participações	Telecomunicações	Total
Revenue
Financial income	9,794			4,498		14,292

Expenses
Financial expenses	(2,475)	(1,837)	(130)		(86)	(4,528)

(a)       Lines of credit extended by the parent company

The lines of credit extended by TNL to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated, based on those companies’ projected cash flows, and the remuneration is equivalent to 104% of the CDI rate (12/31/2007 – 104% of the CDI rate).

(b)       BNDES loans

In December 1999, some of the subsidiaries providing wireline telephony services, which were later consolidated as TMAR, took out loans from the BNDES, the parent company of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A.. The total amount of these loans was R$ 400 million, maturing in December 2000 and bearing interest based on the SELIC rate, plus a spread of 6.5% p.a..

In December 2000, each of these concession holders closed an on-lending contract with the BNDES and a group of banks, for the combined total of R$ 2.7 billion, in order to finance the expansion of their telecom networks and make operational improvements, in order to comply with the universal access (PGMU) and quality (PGMQ) targets set by the regulator ANATEL. The BNDES disbursed 30% of the total directly to the concession holders and provided the other 70% indirectly, through the banking agents. The financing contract provided for two sub-loans, both of which matured in January 2008, when they were duly settled.

In December 2003, TMAR closed a new loan contract with the BNDES, in order to finance its investment program for expansion and operational improvements to the wireline network during the period 2002 to 2004. Between December 2003 and October 2004, TMAR drew down a total of R$ 530 million against this loan facility. The interest was paid on a quarterly basis until April 2005, becoming monthly thereafter. The principal is due on a monthly basis, from May 2005 until the final installment, which is due in January 2011.

In September 2004, Oi closed a contract with the BNDES for a R$ 663.0 million line of credit, aimed at financing the setting up of the operational infrastructure for GSM mobile telephony in the southeast, northeast and north of Brazil. The principal is to be repaid in 78 monthly installments, as from May 2006, with the final installment coming due in October 2012.

In December 2005, with the lender’s consent, TMAR assumed this debt, along with all the ensuing financial obligations specified in Oi’s abovementioned contract with the BNDES.

In July 2005, TMAR obtained credit from the BNDES, amounting to R$ 218 million, and drew down R$ 82 million of that sum to finance its program for meeting the regulator’s universal access targets before the end of the year. The loan has a maturity of eight years and there is a 12-month grace period. The interest is based on the TJLP (Long Term Interest Rate).

In December 2005, TMAR obtained a new line of credit from the BNDES, in order to finance its program for meeting the obligations defined in the 2006 Concession Contract, and drew down R$ 26 million. This is an eight-year loan, with an 18 (eighteen) month grace period, and the interest is based on the TJLP.

In November 2006, TMAR closed a financing contract with the BNDES for the sum of R$ 1,971 million, divided into two sub-loans of R$ 1,771 million and R$ 200 million. TMAR drew down R$ 810 million in November 2006 and R$ 700 million in September 2007 against the former facility. The financial charges are due on a quarterly basis until June 2009, after which payment is monthly up to June 2014. Repayment of the principal is also due on a monthly basis as from July 2009.

In July 2007, Oi closed a financing contract with the BNDES for the sum of R$ 467 million, to provide resources for the company’s mobile network expansion and technological upgrading, planned for the period 2006 to 2008. Oi drew down R$ 290 million that same month and a further R$ 150 million in October 2007. The financial charges are due on a quarterly basis until January 2010, after which payment is monthly up to January 2015. Repayment of the principal is also due on a monthly basis as from February 2010

(c)        Financial investments managed by BB DTVM

TNL has money in an investment fund abroad, amounting to R$ 603,310 (12/31/2007 – R$ 572,807), which is managed by BB DTVM, a fully-owned subsidiary of Banco do Brasil S.A., which are both companies affiliated to Brasilcap Capitalização S.A. and Brasilveículos Cia. De Seguros, each of which holds 5% of the voting capital of Telemar Participações S.A..

28        Insurance

During the period of the concession, it is the responsibility of the concession holder to maintain the following insurance cover, in accordance with the contractual terms: comprehensive insurance against all risk of material damage to the insurable assets owned by the concession, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in accordance with the provisions of Clause XXIV of the Concession Contracts.

The assets and responsibilities of material value and/or subject to high risk are all covered by insurance. TNL and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. The management understands that the amount of the insurance cover is sufficient to ensure the integrity of the company’s assets and the continuity of its operations, as well as compliance with the rules set down in the Concession Contracts.

As at March 31, 2008, the insurance policies provided the following cover, according to risk and the nature of the asset:

Consolidated insurance cover
Type of insurance	2008

Operational risk and loss of business	800,000
Fire - inventory	112,000
Civil liability - third parties *	174,910
Concession guarantee	28,800
Theft - inventory	30,000
Civil liability - general	20,000
Civil liability - vehicles	3,000

* at the exchange rate on the last business day of the quarter (03/31/2008)

29    Other information

(i)   Acquisition of Tele Norte Celular Participações S.A. by TMAR

On December 20, 2007, TMAR signed a contract with Vivo (Vivo Participações S.A.) for the acquisition of 1,292,679 common shares and 3,716 preferred shares issued by Tele Norte Celular Participações S.A. (TNCP), for the sum of R$ 120,009,893 (corrected monetarily according to the average daily CDI rate from August 2, 2007 until the deal is finally closed). These shares represent 51.86% of that company’s common stock, 0.09% of its preferred stock and 19.34% of all the shares issued by TNCP, which Telpart Participações S.A. undertook to sell to Vivo, in according to a contract between those two companies signed on August 2, 2007. Furthermore, TMAR acquired Vivo’s subscription rights to new shares issued by TNCP, as provided for in CVM Instruction nº. 319, of December 3, 1999, and subsequent amendments, for the sum of R$ 21,100,000 (also corrected monetarily according to the average daily CDI rate from August 2, 2007 until the deal is finally closed).

TMAR is the principal provider of fixed commuted telephone services (STFC) within its operating region and is also the controlling shareholder of Oi, which provides personal mobile telephone services (SMP) services in Region 1, using GSM technology.

TCNP is the controlling shareholder of Amazônia Celular S.A., which provides SMP in Area 8 of Region 1, comprising the states of Amazonas, Roraima, Amapá, Pará and Maranhão.

On March 5, 2008, ANATEL’s Board approved the acquisition. The deal has been submitted to Brazil’s anti-trust and competition authority (CADE), and is awaiting its decision.

The transaction was completed on April 3, 2008, with the transfer to TMAR of 1,292,679 common shares and 3,715 preferred shares issued by TNCP, Amazônia Celular’s parent company, and payment to Vivo of R$ 128,599,660.51, representing the agreed purchase price, monetarily corrected from August 2, 2007 to April 3, 2008, and equivalent to an acquisition price of R$ 99.38 per TNCP common share and of R$ 152.01per common share issued by Amazônia Celular. And in addition, TMAR acquired the abovementioned subscription rights from Vivo, at the monetarily corrected price of R$ 22,610,739.14.

On that same date, April 3, 2008, a General Meeting of the shareholders and meeting of the Boards of Directors of TNCP and Amazônia Celular were held, for TMAR to appoint the members of the new Boards of Directors and Executive Boards for those companies.

The purchase contract is to be submitted to a General Meeting of the shareholders of TMAR.

TMAR will duly present its requests to the CVM for the registration of public offerings for the remaining TNCP and Amazônia Celular common stock that is circulating in the market, in compliance with the provisions of Law nº 6,404/76, Article 254-A, and CVM Instruction nº 361/02.

The TNCP public offering will be made at the cash price of R$ 79.51 per common share, and the Amazônia Celular public offering will be at the cash price of R$ 121.61 per common share. These prices are equivalent to 80% of the common stock price paid by TMAR to Vivo for the controlling stake in TNCP and, by implication, in Amazônia Celular, persuant to Article 254-A of Law nº 6,404/76.

With a view to completing its takeover of TNCP, TMAR will also submit for Bovespa approval draft voluntary public offerings for the remaining TNCP and Amazônia Celular preferred stock in circulation, at the cash prices of R$ 33.00 per TNCP preferred share and R$ 25.55 per Amazônia Celular preferred share, independent of whether they be class A, B, C, D or E preferred stock. Issuing of the voluntary offerings is conditional upon Bovespa approval, the unfolding of the general financial and capital market scenario and the absence of any event that could adversely affect TMAR’s decision to go ahead with these offerings, such as a significant change in outlook regarding the future profitability of TNCP and Amazônia Celular.

The voluntary share offerings are not intended to lead to the cancelling of the registration of TNCP or Amazônia Celular as listed companies.

(ii)       Acquisition of SMP licences by Oi

March 28, 2008 saw the publication in the official government gazette (D.O.U.) of ANATEL’s ratification of the results of ANATEL Public Tender nº 002/2007/SPV, authorizing Oi to use third generation (3G) radio frequencies for SMP in Regions I and III (except the area that includes the municipality of Franca, in the state of São Paulo), subject to the signing of the authorization terms, which took place on April 29, 2008.

The total investment amounts to R$ 867,018. On April 28, 2008, Oi paid 10% of the bid price and the remaining 90% will be paid, without monetary correction, by December 10, 2008, in accordance with the rules of the tendering document.

On January 3, 2008, formal notice was given in the D.O.U. of Oi’s official licensing, on December 28, 2007, to use additional second generation (2G) radio frequencies for SMP in areas of the state of São Paulo that Oi won in ANATEL Public Tender nº 001/2007/SPV. The company obtained the band M frequencies of 10+10 MHz at 1.8GHz in all the state outside the capital city of São Paulo, at a price of R$ 111,809.

The results of the tender were ratified by ANATEL’s Board on April 16, 2008 and the date for signing the authorization terms has yet to be announced.

ANATEL’s Board also authorized the awarding to Oi of lot 31, corresponding to the 5+5 MHz band at 900MHz within the 011 area code (the São Paulo metropolitan area). The payment will be made once the result has been ratified and the date for signing the authorization terms has been announced by ANATEL.

(iii)      Material Information disclosed on April 25, 2008, shown here in full:

Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“Telemar”), in compliance with the provisions of Law nº 6,404/76 and CVM Instruction nº 358, of January 3, 2002, and further to the Material Information disclosures of January 9 and 10, 2008 and the public announcements made on January 30, 2008, February 6, 2008 and March 28, 2008, hereby announce to the CVM, their shareholders and the market in general the following.

I. ACQUISITION OF A CONTROLLING STAKE IN BRASIL TELECOM

I. 1 - The Acquisition

The negotiations for the acquisition of an indirect controlling equity stake in Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”) were successfully concluded on this date, with the signing of a share transaction contract, under which the sellers are the controlling shareholders of: (a) all the shares issued by Invitel S.A. (“Invitel stock” or “Invitel”), the company that owns all the shares issued by Solpart S.A. (which, in turn, holds a direct controlling stake in BrT Part); and (b) shares issued by BrT Part (“Sellers”), as well as the Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), in the role of factor (“Factor”), acting on behalf and on the instructions of  the principal, Telemar.

The acquisition entered into on this date involves the future transfer to Telemar, directly and indirectly, of 81,092,986 common shares issued by BrT Part, representing 60.5% of the voting capital and 22.28% of the total capital of BrT Part (“BrT Part stock”), observing the contractual suspension clause, described in section III, below.

For its part, BrT Part, is the holder of 247,317,180 common shares issued by BrT, which represent 99.09% of BrT’s voting capital, and of 120,911,021 preferred shares issued by BrT, representing 38.83% of all the preferred stock issued by BrT. Together, this common and preferred stock represents 65.64% of the total capital of BrT (“BrT stock”).

I. 2 – The Price

The price agreed under the terms of the contract for the BrT Part stock, all linked to shareholder agreements among BrT Part’s controlling group of shareholders, is R$ 5,863,495,791.40, equivalent to a price of R$ 72.3058316215 per BrT Part share, which is to be paid as follows:

(a) R$ 4,982,388,785.42 as enterprisevalue for Invitel, based on a price of R$ 72.3058316215 per BrT Part share held directly or indirectly by Invitel, from which will be deducted Invitel’s net debt, as calculated on the third business day prior to the closing date (defined below), in accordance with the contract; and
(b) R$ 881,107,005.98, equivalent to a price of R$ 72.3058316215 per share issued by BrT Part, for those shares held directly by the Sellers and are linked to any shareholder agreements among BrT Part’s controlling group of shareholders.

Under the terms of the share transaction contract, the amounts mentioned in (a) and (b) above will be adjusted as follows: (i) addition of the cumulative variation of the average daily CDI rate, from the signing of the contract to the closing date (defined below). This rate is calculated and displayed on its website by CETIP (Clearing House for the Custody & Financial Settlement of Securities); and (ii) deduction of the dividends and interest on capital declared as from January 1, 2008 up to the closing date (“Price Adjustments”).

The general terms of the acquisition of an indirect controlling stake in BrT Part by Telemar are shown in section III, below.

II.   DEVELOPMENT OF THE TELECOM SECTOR AND ITS REGULATION

The world telecommunications market is seeing some significant changes in its competitive profile, with the development and commercialization of service packages (broadband, data and voice, among others). As a result, there is a growing need for the sector’s players to integrate their networks and increase their investment in new technology.

In this respect, Telemar understands that the way in which the fixed commuted, mobile and data communication services provided by Telemar and BrT complement one another will generate economies of scale and of scope that will enable them to serve even better the needs of the market and the consumer.

Telemar also believes that the technological developments taking place in the telecommunications sector will create new opportunities for competition and new frontiers in the efficient supply of services to the consumer, requiring a reviewing of the regulations, which are no longer in keeping with the basic objective of stimulating investment in universal access, technological development and the quality of the telecom services, within modern competition parameters.

BrT is a listed company holding the concession to provide fixed commuted telephone services (STFC) to the general public within Region II, as determined by Decree no 2,534 (PGO) of April 2, 1998. Telemar holds the concession to provide the same services in Region I.

Telecommunications sector regulations currently restrict the acquisition by one STFC concession holder of a controlling stake in another STFC concession holder with operations in a different PGO region, but this restriction may be removed by the regulator ANATEL, according to the provisions of Article 202, paragraph 1, Law nº 9,472, of July 16, 1997 (the National Telecommunications Law), and subsequent alterations, if it considers that such restriction is no longer necessary to achieving the aims of the PGO.
The Ministry of Communications is in the process of recommending, among other measures aimed at the development of the sector and stimulating competition, the abolishing of the abovementioned barrier, set out in Articles 7 and 14 of the PGO, that impedes the transfer of control, or of a concession, that leads to direct or indirect control, by the same shareholder or group of shareholders, of concession holders operating in different PGO regions, thereby enabling the integration of STFC networks and geographical consolidation between regions, and to this end has presented to ANATEL Official Letter nº 11/2008/MC, defining the guidelines of the National Telecommunications Policy.

III.   TERMS OF THE TRANSACTION

While the abovementioned changes are not put into effect, so as to allow the immediate completion of the deal to acquire the controlling stake in BrT Part and BrT – subject to modification of the PGO and ANATEL approval – Telemar, as Principal in the transaction, has agreed a commission contract with the Factor, Credit Suisse, under the terms provided for in Article 693, and those following, of the Brazilian Civil Code, under the terms and conditions of which the Factor set about acquiring in its own name, but on behalf and following the instructions of Telemar, a controlling stake in BrT Part and, consequently, in BrT (the “Commission Contract”).

Once the necessary regulatory steps have been taken or the prevailing regulations have been altered, which means overcoming the existing regulatory restrictions currently blocking Telemar’s acquisition of a controlling stake in BrT Part, the Share Transaction Contract stipulates that Credit Suisse, in fulfillment of the obligation provided for in the Commission Contract, immediately cedes its contractual position under the Share Transaction Contract to Telemar (or to a company in which it has a controlling equity stake), which will assume the contractual position of Buyer, to all legal intents and purposes, thereby becoming assignee for all rights and obligations originally assured to Credit Suisse, including the right to seek ANATEL’s prior consent to the takeover of BrT Part and BrT, in accordance with the revised regulatory terms.

The validity of the Share Transaction Contract is subject to ANATEL’s prior approval for the transferring of the controlling equity stake in BrT Part to Telemar (which must occur within 240 days of the present date), as well as the resolutory condition of holding a public share offering for the acquisition of the outstanding common shares in market circulation, according to Article 254-A of Law nº 6,404/76 and CVM Instruction nº 361, of March 5, 2002, and subsequent alterations.

Closure of the deal should take place within 10 business days of ANATEL’s approval of the transferring of the controlling equity stake in BrT Part to Telemar (“Closing Date”).

In the event that the terms of the suspension clause are not met within 240 days of the present date, or within 365 (three hundred and sixty-five) days, considering the exceptional circumstances provided for in the contract, Telemar will be liable for payment of a contractual rescission premiim, of R$ 490,149,438.50 (four hundred and ninety million, one hundred and forty-nine thousand, four hundred and thirty-eight reais and fifty centavos), corrected monetarily according to the CDI rate, from the date the contract was signed up to the payment date, and the Share Transaction Contract will no longer have any legal validity.

At an opportune moment, and in accordance with the objectives and terms of Article 256, Law nº 6,404/76, the purchase of the controlling stake in BrT Part will also be submitted to the company’s shareholders for approval or ratification. At a meeting of TNL’s Board of Directors, held on this date, approval was given for the transactions described herein, and TNL’s representatives on the board of TMAR have been instructed to seek their approval at a meeting of TMAR’s Board of Directors, to be held on May 6, 2008.

IV.   PAYMENTS BY TELEMAR

Independent of the fulfillment of the acquisition of a controlling stake in BrT Part, and with a view to encouraging the Sellers to go ahead with the deal and drop any claims, complaints, demands, litigation or arbitration proceedings that are in any way related to the controlling interest in BrT Part and BrT or to the companies themselves, so that the sale of the controlling stake in BrT Part and BrT is free of any past or future claims, Telemar, as an interested third party, participated in the transactions of these Sellers, which will involve payments by Telemar amounting to approximately R$ 315 million, subject to the approval, conditions and terms provided for in the transactions.

V.  VOLUNTARY PUBLIC SHARE OFFERINGS

In addition to the Obligatory Public Offerings described below, and independent of the conclusion of the operation to acquire a controlling stake in BrT Part and BrT, Telemar intends to carry out, either directly or through a subsidiary, voluntary public offerings for the acquisition of at least 1/3 one third of the BrT Part and BrT preferred shares in circulation, which are not subject to CVM registration, under the terms of CVM Instruction nº 361/02 (“Voluntary Public Offerings”), at the following prices: (i) R$ 30.47 per preferred share issue by BrT Part (BOVESPA: BRTP4, NYSE: BRP); and (ii) R$ 23.42 per preferred share issued by BrT (BOVESPA: BRTO4, NYSE: BTM).

The prices offered under the Voluntary Public Offerings represent a 32.6% premium over the average daily BOVESPA quotations for the preferred shares of BrT Part and BrT, weighted according to volume, during the last 90 (ninety) days (January 24, 2008 to April 23, 2008). These prices will be adjusted to take into account any interest on capital or dividends, or any other earnings that may be declared between the present date and the date of the relevant Voluntary Public Offering.

In the absence of any material information that needs to be disclosed to the market, under the terms of CVM Instruction nº 358/01, Telemar reserves the right to acquire, when convenient, shares of BrT Part or BrT, within the market or otherwise, in accordance with the prevailing regulations, before the date of the relevant auction under the Obligatory or Voluntary Public Offerings.

VI. OBLIGATORY PUBLIC SHARE OFFERINGS – ART. 254-A

Following the effective conclusion of its acquisition of the controlling stake in BrT Part and BrT, on the Closing Date, Telemar will, either directly or through one of its subsidiaries, submit to the CVM for registration and subsequently make obligatory public share offerings for the acquisition of outstanding shares, under the terms of Article 254-A, Law nº 6,404/76 and CVM Instruction nº 361/02 (“Obligatory Public Offering”), aimed at all the owners of BrT Part and BrT common shares still in circulation in the market.

The Obligatory Public Offerings will be made at a price equivalent to 80% of R$ 72.3058316215, altered in accordance with the Price Adjustment described in section I.2 above, which on this date represents: (i) R$ 57.85 per BrT Part common share (BOVESPA: BRTP3); and (ii) R$ 54.31 per BrT common share (BOVESPA: BRTO3).
Telemar will submit to the CVM the terms and conditions of the public share offerings, which will be carried out and settled in accordance with the provisions of the applicable legislation and regulations, complying with the time periods, procedures, terms and conditions laid down in Article 254-A of the Corporation Law and CVM Instruction nº 361, of March 5, 2002, or as stipulated by the CVM, which has the final word.

VII.   CORPORATE RESTRUCTURING

VII. 1. Corporate Restructuring

Following the completion of the Obligatory Public Offerings, the company intends to carry out a corporate restructuring of the directly or indirectly acquired companies, in order to simplify their shareholding structure, bringing the BrT Part and BrT shareholders together under the Telemar umbrella and strengthening all the companies involved (“Corporatw Restructuring”).

This Corporate Restructuring will include, among other things, but most importantly, the amalgamation of BrT Part within BrT, under the terms of Article 230 of the Corporation Law, followed by the absorption of the shares of BrT within one of Telemar’s subsidiaries, under the terms of Article 252 of the Corporation Law, with that subsidiary’s subsequent amalgamation within Telemar itself, under the terms of Article 230 of the Corporation Law.

To determine the ratios for the substitution of shares in the aforementioned amalgamations, whether of shares or of companies, the company has used the average daily BOVESPA quotations for the shares of the companies involved, weighted according to volume, during the last 90 (ninety) days (January 24, 2008 to April 23, 2008), adjusted for any interest on capital or dividends declared between January 1, 2008 and the amalgamation date.

VII.  2. Extraordinary Dividend

Telemar advises that it will submit a proposal for the payment to its shareholders of an extraordinary dividend, amounting to R$ 3,896,178,090.68 (three billion, eight hundred and ninety-six million, one hundred and seventy-eight thousand and ninety reais and sixty-eight centavos), which, in accordance with the company’s by-laws (Article 11), is equivalent to R$ 15.5494 per common share, R$ 17.1045 per class “A” preferred share and R$ 3.1149 per class “B” preferred share, which will be decided within 120 (one hundred and twenty) days of the present date. These amounts have already been taken into consideration in calculating the ratios for the share substitutions disclosed in this material information release.

VII.   3. Share Substitution Ratios

The Corporate Restructuring should heed, above all and as much as possible, the types of shares held by each shareholder, so that: (a) holders of common stock should receive common shares in the merging company, in exchange for their common shares in the merged company: and (b) Holders of preferred stock should receive preferred shares in the merging company, in exchange for their preferred shares in the merged company. However, in order to comply with limits for the legal division of the capital stock between common and preferred stock (i.e.: 1/3 common stock and 2/3 preferred stock), the holders of BrT Part preferred shares will receive a mixture of common and preferred BrT shares and, subsequently, common and preferred shares in Telemar.

The substitution ratios to be adopted seek to respect the position of each shareholder, regarding the company s/he holds shares in and the types of shares held, and considers the market value of these shares on an individual basis.

The table below shows the substitution ratios resulting from applying the aforementioned parameters:

The Corporate Restructuring could, moreover, include the amalgamation or absorption of shares in other companies that are in an intermediary position between Telemar and BrT, without any significant impact on the substitution ratios or the dilution of Telemar, BrT Part and BrT shareholdings, since such intermediary companies will only hold, directly or indirectly, shares in BrT and BrT Part.

The abovementioned share substitution ratios take into consideration the present shareholding and capital structures of the companies involved and could undergo adjustment in the event of a change in the shareholding and capital structure of any of these companies.

VII. 4. Telemar Shareholding Structure

It is estimated that following the Corporate Restructuring, with the full participation of the minority shareholders in the Public Share Offerings, or in other words the acquisition of 100% of the common shares and 1/3 of the preferred shares in circulation, issued by the companies BrT Part and BrT, Telemar’s shareholding structure would resemble the following (compared to the present situation):

## Pro-forma prior to consolidation [1]

TNL
Common stock: 97.4%
Preferred stock: 69.5% (2)
Total capital: 82.0% (2)
Telemar
Common stock: 100%
Preferred stock: n.a.
Total capital: 100%
Invitel/Solpart
Common stock: 51.6%
Preferred stock: 0.0 %
Total capital: 18.9%
Common stock: 48.4%
Preferred stock: 33.3%
Total capital
BrT Part
Common stock: 99.1%
Preferred stock: 40.6%
Total capital: 67.3%
Common stock: 0.9%
Preferred stock: 19.8%
Total capital: 11.2%
BrT

## Pro-forma following consolidation

TNL
Common stock: 88.3%
Preferred stock: 46.4% (2)
Total capital: 62.2% (2)
Free Float
Original shareholder Common stock
Preferred stock Total capital
Telemar 2.4% 20.4% 13.6%
BrT Part 9.3% 18.0% 14.7%
BrT - 15.2% 9.5%
Total 11.7% 53.6% 37.8%
Telemar
Common stock: 100%
Preferred stock: 100%
Total capital: 100%
BrT

Note: The calculations do not consider treasury stock.
(1) Assuming the sale of the controlling stakes goes through and full adherence to the voluntary public share offerings.
(2) Does not include a direct holding by Telemar Participações S.A. of 13,079,176 preferred shares issued by Telemar.

Considering the specific provisions of the Corporation Law regarding withdrawal rights, only those with title to BrT and BrTPart common shares may exercise their withdrawal rights by reason of the planned Corporate Restructuring.

Because it involves subsidiaries, the Corporate Restructuring will be carried out in accordance with the provisions of Article 264 of the Corporation Law, meaning that, upon publication of the material information release required under CVM Instruction nº 319/99, the substitution ratios will be disclosed taking into consideration the net equity of the companies involved at their market prices or, if necessary, according to some other criterion that is acceptable to the CVM and the possible impact, for the purpose of calculating the special withdrawal value addressed in that article.

VIII.    NECESSARY AUTHORIZATION, REGISTRATION AND APPROVAL

The abovementioned transactions are subject, where appropriate, to approval by or registration with various regulatory bodies and will be submitted, as required, particularly to the following:

(i) ANATEL – National Telecommunications Agency;

(ii) CVM – Brazilian Securities Commission;

(iii) CADE – Administrative Council for Economic Defense;

(iv) BOVESPA – São Paulo stock exchange; and

(v) SEC – U.S. Securities and Exchange Commission.

Moreover, a new program of American Depositary Receipts (“ADRs”) should be set up for Telemar shares, so as to allow the present holders of BrT Part and BrT ADRs to be able to continue trading in ADRs.

The Corporate Restructuring will also be submitted for the approval of certain creditors and debenture holders, but is not conditional upon their agreement to same.

IX. ESTIMATED TIME FRAME

It is estimated that the Corporate Restructuring ought to be concluded within 120 (one hundred and twenty) days of the Closing Date.

X. RESTRUCTURING OF TELEMAR PARTICIPAÇÕES S.A.

TNL’s parent company, Telemar Participações S.A., has announced in a material information release, on this same date, that the negotiations regarding the restructuring of its shareholder base, with some partners withdrawing from the controlling group and others repositioning their holdings, have been completed, with a view to Telemar Participações and its subsidiaries being able to augment their de financing and investment capacity, and the shareholder agreements between the members of the controlling group have been renegotiated.

XI.   DISCLAIMER

This material information release does not constitute an offer for the sale or exchange of securities in the United States of America. No security referred to in this material information release may be sold in the United States of America without it having been previously registered in that country, unless it is exempted from such registration. Any public offering of securities mentioned in this material information release will be carried out by means of a prospectus containing detailed information about the company and its management, as well as the respective financial statements. All securities issued or sold as a result of the corporate restructuring or a secondary public share offering are to be registered in the United States of America, unless they are exempted from such registration.

To obtain further information, please access the website of the Telemar group of companies (www.telemar.com.br/ri) or contact one of their investor relations directors.

06.01 - CONSOLIDATED BALANCE SHEET ASSETS (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 03/31/2008	4- - 12/31/2007

1	TOTAL ASSETS	29,762,832	30,252,664
1.01	CURRENT ASSETS	12,234,089	12,724,160
1.01.01	CASH & EQUIVALENT	6,457,766	6,689,995
1.01.02	CREDITS	3,267,967	3,286,492
1.01.03	INVENTORIES	114,310	123,843
1.01.04	OTHER	2,394,046	2,623,830
1.01.04.01	DEFERRED / RECOVERABLE TAXES	1,576,212	2,113,322
1.01.04.02	ADVANCES TO EMPLOYEES	22,935	8,118
1.01.04.03	ADVANCES TO SUPPLIERS	94,999	122,997
1.01.04.04	PREPAID EXPENSES	674,509	352,187
1.01.04.05	OTHER	25,391	27,206
1.02	NON-CURRENT ASSETS	17,528,743	17,528,504
1.02.01	LONG-TERM ASSETS	4,020,398	4,028,445
1.02.01.01	SUNDRY CREDITS	2,337,794	2,292,768
1.02.01.01.01	DEFERRED / RECOVERABLE TAXES	2,277,843	2,231,452
1.02.01.01.02	CREDITS RECEIVBLE	59,951	61,316
1.02.01.02	RELATED PARTIES	4,693	6,050
1.02.01.02.01	SUBSIDIARIES	4,693	6,050
1.02.01.03	OTHER	1,677,911	1,729,627
1.02.01.03.01	JUDICIAL DEPOSITS AND EMBARGOES	1,184,199	1,207,841
1.02.01.03.02	TAX INCENTIVES	63,792	63,792
1.02.01.03.03	FINANCIAL INVESTMENTS	23,285	19,699
1.02.01.03.04	PREPAID EXPENSES	393,620	429,978
1.02.01.03.05	OTHER	13,015	8,317
1.02.02	PERMANENT ASSETS	13,508,345	13,500,059
1.02.02.01	INVESTMENTS	189,640	187,900
1.02.02.01.01	HOLDINGS IN AFFILIATES	0	0
1.02.02.01.02	HOLDINGS IN SUBSIDIARIES - GOODWILL	140,092	144,035
1.02.02.01.03	OTHER INVESTMENTS	49,548	43,865
1.02.02.02	PROPERTY, PLANT & EQUIPMENT	11,586,169	11,528,652
1.02.02.03	INTANGIBLE ASSETS	1,413,943	1,453,472
1.02.02.04	DEFERRED ASSETS	318,593	330,035

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 - 03/31/2008	4- - 12/31/2007
2	TOTAL LIABILITIES	29,762,832	30,252,664
2.01	CURRENT LIABILITIES	6,298,747	6,892,345
2.01.01	LOANS & FINANCING	2,081,892	1,960,127
2.01.02	DEBENTURES	17,813	76,189
2.01.03	SUPPLIERS	1,993,702	2,050,640
2.01.04	TAXES & CONTRIBUTIONS	1,082,951	1,527,018
2.01.04.01	DEFERRED / PAYABLE TAXES	946,076	1,392,159
2.01.04.02	REFIS II - TAX REFINANCING PROGRAM	136,875	134,859
2.01.05	DIVIDENDS & INTEREST ON CAPITAL	917,733	916,618
2.01.06	PROVISIONS FOR LEGAL CONTINGENCIES	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	204,656	361,753
2.01.08.01	PAYROLL & SOCIAL CHARGES / BENEFITS	148,382	197,655
2.01.08.02	THIRD-PARTY CONSIGNMENTS	25,335	38,861
2.01.08.03	OTHER	30,939	125,237
2.02	NON-CURRENT LIABILITIES	9,721,580	10,205,454
2.02.01	LONG-TERM LIABILITIES	9,716,742	10,198,176
2.02.01.01	LOANS & FINANCING	4,686,901	5,182,948
2.02.01.02	DEBENTURES	2,190,997	2,171,080
2.02.01.03	PROVISIONS FOR LEGAL CONTINGENCIES	1,954,294	1,947,184
2.02.01.04	RELATED PARTIES	0	0
2.02.01.05	OTHER	884,550	896,964
2.02.01.05.01	DEFERRED / PAYABLE TAXES	84,578	79,417
2.02.01.05.02	REFIS II - TAX REFINANCING PROGRAM	658,246	683,020
2.02.01.05.03	OTHER LIABILITIES	141,726	134,527
2.02.02	UNREALIZED EARNINGS	4,838	7,278
2.03	MINORITY SHAREHOLDINGS	2,592,049	2,490,106
2.04	NET EQUITY	11,150,456	10,664,759
2.04.01	CAPITAL STOCK	4,688,731	4,688,731
2.04.02	CAPITAL RESERVES	25,083	25,083
2.04.03	REVENUE RESERVES	5,950,945	5,950,945
2.04.03.01	LEGAL RESERVE	324,811	324,811
2.04.03.02	OTHER REVENUE RESERVES	5,626,134	5,626,134
2.04.03.02.01	INVESTMENT RESERVE	5,999,400	5,999,400
2.04.03.02.02	TREASURY STOCK	(373,266)	(373,266)
2.04.04	RETAINED EARNINGS (ACCUMULATED LOSSES)	485,697	0

07.01 - CONSOLIDATED STATEMENTS OF INCOME (THOUSAND REAIS)

1 - CODE	2 - ITEM	3 -	4 -	5 -	6 -
		From: 01/01/2008 To: 03/31/2008	From: 01/01/2008 To: 03/31/2008	From: 01/01/2007 To: 03/31/2007	From: 01/01/2007 To: 03/31/2007
3.01	GROSS SALES REVENUE	6,450,861	6,450,861	6,163,409	6,163,409
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,961,422)	(1,961,422)	(1,858,064)	(1,858,064)
3.03	NET SALES REVENUE	4,489,439	4,489,439	4,305,345	4,305,345
3.04	COST OF GOODS SOLD / SERVICES PROVIDED	(2,315,010)	(2,315,010)	(2,334,954)	(2,334,954)
3.05	GROSS PROFIT	2,174,429	2,174,429	1,970,391	1,970,391
3.06	OPERATING REVENUE/( EXPENSES)	(1,267,157)	(1,267,157)	(1,342,032)	(1,342,032)
3.06.01	SALES	(759,203)	(759,203)	(610,945)	(610,945)
3.06.02	GENERAL & ADMINISTRATIVE	(331,747)	(331,747)	(319,377)	(319,377)
3.06.03	FINANCIAL	(143,608)	(143,608)	(159,520)	(159,520)
3.06.03.01	FINANCIAL INCOME	257,031	257,031	231,560	231,560
3.06.03.02	FINANCIAL EXPENSES	(400,639)	(400,639)	(391,080)	(391,080)
3.06.04	OTHER OPERATING REVENUE	154,191	154,191	128,651	128,651
3.06.05	OTHER OPERATING EXPENSES	(239,419)	(239,419)	(377,086)	(377,086)
3.06.06	EQUITY ADJUSTMENTS	52,629	52,629	(3,755)	(3,755)
3.07	NET OPERATING INCOME (EXPENSES)	907,272	907,272	628,359	628,359
3.08	NON-OPERATING INCOME/(EXPENSES), NET	3,905	3,905	2,746	2,746
3.08.01	INCOME	7,474	7,474	4,126	4,126
3.08.02	EXPENSES	(3,569)	(3,569)	(1,380)	(1,380)
3.09	INCOME BEFORE TAXES/PROFIT SHARING	911,177	911,177	631,105	631,105
3.10	PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION	(331,771)	(331,771)	(270,517)	(270,517)
3.11	DEFERRED INCOME TAX/SOCIAL CONTRIBUTION	11,086	11,086	61,062	61,062
3.12	PROFIT SHARING/ STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY SHAREHOLDINGS	(104,795)	(104,795)	(78,929)	(78,929)
3.15	NET PROFIT/(LOSS) FOR THE PERIOD	485,697	485,697	342,721	342,721